Legg Mason, Inc.

2002 Annual Report

2002

Advising Investors for Over a Century



Worldwide

Legg Mason: advising clients in 65 countries worldwide

Our Clients Are Worldwide

Argentina	Ecuador	Kuwait	Saudi Arabia
Australia	Egypt	Liechtenstein	Singapore
Bahamas	Finland	Luxembourg	South Africa
Bahrain	France	Malaysia	South Korea
Belgium	Germany	Mexico	Spain
Bermuda	Gibraltar	Netherlands	Sweden
Bolivia	Greece	Netherlands Antilles	Switzerland
Brazil	Guatemala	New Zealand	Taiwan
Canada	Hong Kong	Norway	Thailand
Cayman Islands	India	Panama	Trinidad/Tobago
Channel Islands	Indonesia	Paraguay	Turkey
Chile	Ireland	Peru	United Arab Emirates
China	Israel	Philippines	United Kingdom
Colombia	Italy	Portugal	Uruguay
Costa Rica	Japan	Puerto Rico	USA
Denmark	Jordan	Russia	Venezuela

Legg Mason, Inc. has one product: Advice. Through this product, we serve many types of clients: individual investors, institutions, corporations, government entities, endowments and foundations, pension plans, associations and insurance companies. And our advice is worldwide. We invest in virtually every market around the globe. And we manage money for clients in 65 countries, on every major continent. All of our clients, whoever they are and wherever they may be located, have one thing in common: they are investors who value advice.

LISTED ON THIS PAGE ARE MANY OF THE COUNTRIES IN WHICH OUR MONEY MANAGEMENT CLIENTS ARE LOCATED.

Financial Highlights[1]

(Dollars in thousands except per share amounts)

Years ended March 31,	**2002**	2001	2000
Operating Results			
Total revenues	**$1,578,612**	$1,536,253	$1,399,585
Net revenues	**1,451,341**	1,360,864	1,265,203
Earnings before income tax provision	**253,249**	265,820	254,438
Net earnings	**152,936**	156,230	150,413
Per Common Share[2]			
Diluted earnings	**$ 2.24**	$ 2.30	$ 2.27
Dividends declared[3]	**.390**	.350	.305
Book value	**16.20**	14.14	12.09
Financial Condition			
Total assets	**$5,939,614**	$4,687,626	$4,812,107
Stockholders' equity	**1,084,548**	927,720	770,808

[1] Restated to reflect all pooling of interests transactions.
[2] Adjusted to reflect all stock splits.
[3] Excluding $.16, $.60 and $.19 per share declared by Perigee Inc. prior to acquisition in 2001, 2000 and 1999, respectively.



NET REVENUES
(millions of dollars)
1,500
1,200
900
600
300
93 94 95 96 97 98 99 00 01 02
NET EARNINGS
(millions of dollars)
150
120
90
60
30
93 94 95 96 97 98 99 00 01 02
DILUTED EARNINGS PER SHARE
(dollars)
2.50
2.00
1.50
1.00
0.50
93 94 95 96 97 98 99 00 01 02
BOOK VALUE PER SHARE
(dollars)
15.00
12.00
9.00
6.00
3.00
93 94 95 96 97 98 99 00 01 02

1999	1998	1997	1996	1995	1994	1993
$1,070,670	$ 909,306	$ 678,033	$ 542,925	$412,979	$435,237	$368,874
975,696	835,530	634,645	516,719	395,704	419,697	356,786
156,811	127,565	95,798	64,557	28,310	61,137	49,380
93,274	75,307	56,778	38,281	16,602	37,211	30,444
$ 1.48	$ 1.19	$ .93	$ .67	$ .33	$ .70	$ .64
.250	.214	.191	.176	.161	.143	.117
9.51	8.48	7.37	5.89	5.01	4.83	4.13
$3,500,202	$2,856,389	$1,907,510	$1,326,518	$834,938	$828,713	$655,972
571,969	510,808	435,043	302,233	233,103	217,928	181,283

ASSETS
(millions of dollars)


6,000
4,800
3,600
2,400
1,200
93 94 95 96 97 98 99 00 01 02

STOCKHOLDERS' EQUITY
(millions of dollars)


1,000
800
600
400
200
93 94 95 96 97 98 99 00 01 02

ASSETS UNDER MANAGEMENT
(billions of dollars)


175
140
105
70
35
93 94 95 96 97 98 99 00 01 02

FINANCIAL ADVISORS


1,500
1,200
900
600
300
93 94 95 96 97 98 99 00 01 02



Raymond A. Mason is Chairman, President and Chief Executive Officer of Legg Mason, Inc. In 1962, he founded Mason & Company, which merged in 1970 with Legg & Co., founded in Baltimore in 1899. He became President of the combined firm following the merger and was named Chief Executive Officer in 1975. He has served as Chairman of the National Association of Securities Dealers (NASD), the Securities Industry Association and the Greater Baltimore Committee. In May 2002, he became Chairman of the Board of Trustees of The Johns Hopkins University.

To Our Stockholders

OVERALL, I AM VERY PLEASED WITH OUR RESULTS FOR THE year ended March 31, 2002.

Despite the weakness in the equity markets and the recent volatility in the fixed income markets, our total revenues, net revenues, cash earnings[1] and cash earnings per share all reached new highs this year. Although our net earnings fell shy of last year's record results by 2%, these results were still strong in comparison with most companies in our industry.

We clearly benefited from the balance we have developed from our three business areas: Asset Management, Private Client and Capital Markets. Although our Private Client business remained weak, with many investors on the sidelines, our other businesses performed well all year and were particularly strong in the third and fourth quarters. As a result, our total and net revenues for the fiscal year ended March 31, 2002, were records: total revenues were $1.6 billion and net revenues were $1.5 billion, up 3% and 7%, respectively, over last year's record results. Net earnings were $153 million, down 2% from last year's record performance. Cash earnings for the year set a new high at $172 million, 2% higher than last year. On a diluted share basis, net earnings were $2.24 per share, down 3% from fiscal 2001, and cash earnings were $2.52 per share, up 2%.

Asset management, which registered its 20th straight year of increased investment advisory and related fees, continues to be the primary driver of both our revenues and profits. Here again we benefited from the diversification in our asset classes and distribution channels.

[1] Cash earnings have been calculated by adding to reported earnings the non-cash charge for amortization of acquisition-related intangibles.

Asset Management: Driving Our Growth



CHANGING NET REVENUE MIX
($ In Thousands)
Fiscal Years Ended March 31
$1,500,000
$1,200,000
$900,000
$600,000
$300,000
21%
6%
13%
6%
54%
32%
7%
9%
6%
46%
45%
4%
5%
7%
39%
54%
4%
7%
3%
32%
90
95
00
02
Investment Advisory and Related Fees
Other
Investment Banking
Net Interest
Securities Brokerage

Over the last 12 years, Legg Mason's net revenues have increased at a compound annual growth rate of 15%. During the same period, Investment Advisory and Related Fees grew at a 25% compound rate and Securities Brokerage (represented by commissions and principal transactions) increased by 10% compounded. As shown in the above chart, Investment Advisory and Related Fees now represent the majority of the firm's net revenues.

Assets under management have grown for 43 consecutive quarters, and at the end of the fiscal year totaled $177.0 billion, up $37.1 billion, or 27%, from a year ago. The primary contributors to this increase were the acquisitions of Private Capital Management in August and Royce & Associates in October, which added a combined $13.3 billion when acquired and added an impressive $6.1 billion post-acquisition, due to strong investment performance and net client cash flows. Western Asset Management, our core fixed income manager, grew its managed assets by $17.5 billion during the year, due to its continued strong investment performance and cash flows, while smaller but still meaningful increases at Batterymarch, Brandywine and Legg Mason Capital Management aided in the growth.

Total client assets, which include all investment advisory and brokerage assets, minus any overlap, ended the year at a record $240.9 billion, up from $200.7 billion a year ago. Included in these assets are $17.6 billion of assets in individual retirement accounts for which Legg Mason serves as custodian.

Our solid operating results supported a 17% increase in stockholders' equity this year, to a record $1.1 billion, while book value per share increased by 15% to a record $16.20. This year also marked our 21st consecutive year of declared dividend increases, to $0.39 per share.

INVESTMENT ADVISORY AND RELATED FEES grew for the 20th consecutive year, increasing by 20% to $782 million. These fees represented 54% of net revenues for the year and were 56% of net revenues in the fourth quarter.

As indicated above, our assets under management ended the year at $177.0 billion. Equities represented 38% of the total, versus 33% a year ago, largely due to the acquisitions of Private Capital Management and Royce, both of which are equity managers. In the last five years, our assets under management have grown at a compound annual growth rate of 32% per year, as compared to a 14% compound growth rate for the mutual funds industry assets and a 9% compound growth rate for the S&P 500.

Based on our worldwide assets under management as of December 31, 2001, Legg Mason now ranks as the 30th largest money manager operating in the United States,[1] up from 34th a year ago and up from 69th five years ago.



Mark Fetting (mutual funds), Ed Taber (institutional) and Peter Bain (wealth management) are the corporate executives responsible for overseeing Legg Mason's asset management business.

This year we strengthened our asset management infrastructure when we divided the business into three divisions—institutional, mutual funds and wealth management—with each division overseen by its own executive management personnel within the parent company. This new infrastructure was created to ensure proper depth of management in our growing and increasingly diverse asset management business.

The acquisition of Private Capital Management has doubled the percentage of assets under management represented by our wealth managers, who manage $20.4 billion, or 12% of our total managed assets, up from 6% a year ago.

At the same time, our proprietary fund assets increased by 30%, to $35.6 billion, aided by the acquisition of Royce; proprietary funds represent 20% of our total managed assets, up from 19% last year. In its February 4, 2002 issue, *Barron's* ranked Legg Mason as #2 in its annual ranking of "the best mutual fund families." The ranking was based on 2001 investment performance; it did not include the Royce funds but did include Western Asset's institutional funds.[2]

Legg Mason's proprietary funds family, including Royce, has also been named by Putnam Lovell as the "best overall positioned" among 19 publicly owned fund complexes,[3] based on our #1 ranking in three categories: among the fund complexes analyzed, Legg Mason had the highest percentage of fund offerings with 4- or 5-star ratings by Morningstar (65%), the biggest percentage increase in the number of these top-rated funds (up from 53% a year earlier) and the highest percentage of assets in these funds (92%). All of our institutional managers who advise our funds—Legg Mason Funds Management, Western Asset, Battery-

[1] Source: *Pensions & Investments,* May 27, 2002.

[2] The ranking was determined by a weighted average of performance in five fund categories, with U.S. equity fund performance given the highest weighting and taxable bond performance second. Eighty-seven fund families meeting certain criteria in regard to the breadth and diversification of their fund offerings were included in the Barron's/Lipper survey that determined the rankings.

[3] Source: Putnam Lovell (*Star Struck—Mutual Fund Performance Review,* April 2002) and Strategic Insight Simfund calculations. Rankings based on 19 mutual fund complexes affiliated with a publicly traded asset manager, as of December 31, 2001.

march and Brandywine—as well as Royce and Legg Mason Trust, fsb, had funds with these top ratings.

Our aim is to be regarded as "best-in-class" among money managers. Few firms have truly world-class investment talent, but at Legg Mason we believe we have at least four managers whose overall performance, over a long timeframe and through many market cycles, merits this recognition: Legg Mason Funds Management, Western Asset, Private Capital Management and Royce.

Our other institutional managers in the U.S., Brandywine and Batterymarch, are also receiving deserved recognition for their recent performance in their respective specialty areas. Notably, in its most recent report on performance by the leading institutional money managers,[4] PIPER cited Brandywine as #1 in Overall Commingled Equity, #1 in Commingled Domestic Value Equity and #4 in Global Fixed Income, in each case based on returns for the 1-year ended March 31, 2002. This year, Brandywine had one of its best years in asset growth, achieving a new high in assets under management, due to both market appreciation and new client flows.

Later in this Annual Report, we will talk more about how we have developed our Asset Management business to where it is today and why we believe we have only begun to tap the growth potential of this business.

OUR SECURITIES BROKERAGE BUSINESS continued to be hurt by the protracted weakness in the equity markets and overall economy, both of which were exacerbated by the horrific events of September 11. Total commissions were $331 million, down 8% from fiscal 2001; Private Client commissions were down 17% as a result of decreases in retail sales of listed and over-the-counter securities, non-affiliated mutual funds and variable annuities, which were partially offset by increases in fixed income transactions.

Overall, Private Client net revenues were down 13% from a year ago, to $618 million; fee-based revenues represented 46% of total Private Client production, up from 44% a year ago.

OUR CAPITAL MARKETS BUSINESS benefited from the resurgence of investor interest in income-oriented debt and equity investments, resulting in a record year. Investment banking revenues increased by 55% to set a new record of $102 million, helped by exceptionally strong real estate-related transactions and also an increase in municipal banking fees. Institutional sales and trading also set records, with the equity side's revenues increasing by $30 million, up 41%, and fixed income increasing by $28 million, up 83%.

Overall, we feel we have come through a remarkably difficult period remarkably well. We believe we have laid the foundations of performance, and created the necessary infrastructure, that will enable us to be considered one of the best investment firms in the world. It has taken more than 20 years, but we have developed solid diversification of asset classes and products, a long history of strong investment performance, and a broad and deep pool of investment talent. Combining the time-tested investment expertise of our money managers with highly responsive client service and increasingly broad distribution channels, we believe that our capacity to grow and succeed has only just begun to be realized.

In closing, I want to acknowledge with gratitude the contributions of William Wirth and Curt Livingston, who retired from our Board of Directors this year, and Margaret Tutwiler, who resigned in order to become the United States Ambassador to Morocco. I also welcome as a director Kurt Schmoke, former mayor of Baltimore and currently chair of the American Bar Association Council on Racial and Ethnic Justice. Finally and most importantly, on behalf of the entire firm I would like to remember the exceptional dedication and leadership of Ed Cashman, senior executive vice president and one of our original directors, who passed away suddenly and unexpectedly last November. Ed was an integral part of our success for over 35 years, not only because of the invaluable perspective he provided as one of the capital markets' most durable players, but also because of his inherent unflappability, innate sense of fairness, and a commitment to balance in life that were truly remarkable. We once again extend our condolences to his wife and family. He is truly missed.

Raymond A. Mason
Chairman, President and Chief Executive Officer
June 4, 2002

[4] Source: *Pensions & Investments*, May 13, 2002.

Board of Directors



Back, left to right:

Nicholas J. St. George
Private Investor

Roger W. Schipke
Private Investor

John E. Koerner III
President,
Koerner Capital Corp.

James E. Ukrop
Chairman,
Ukrop Supermarkets, Inc.

Harold L. Adams
Chairman,
RTKL Associates, Inc.

Edward I. O'Brien
Private Investor; Retired President,
Securities Industry Association

Peter F. O'Malley
Of Counsel, O'Malley, Miles,
Nylen & Gilmore, P.A.

Front, left to right:

Richard J. Himelfarb
Senior Executive Vice President,
Legg Mason, Inc.

Kurt L. Schmoke
Partner, Wilmer, Cutler & Pickering,
Former Mayor of Baltimore

Raymond A. Mason
Chairman, President,
and Chief Executive Officer,
Legg Mason, Inc.

James W. Brinkley
Senior Executive Vice President,
Legg Mason, Inc. and President,
Legg Mason Wood Walker, Inc.

Harry M. Ford, Jr.
Senior Vice President,
Legg Mason, Inc.

IN MEMORIAM

Edmund J. Cashman, Jr.
1936-2001



Asset Management: Driving Our Growth

CHANGING NET REVENUE MIX

Fiscal Years Ended March 31

Over the last 12 years, Investment Advisory and Related Fees have grown at a 25% compound rate while Securities Brokerage (represented by commissions and principal transactions) increased by 10% compounded.



100%
80%
60%
40%
20%
21%
6%
13%
6%
54%
32%
7%
9%
6%
46%
45%
4%
5%
7%
39%
54%
4%
7%
3%
32%
90
95
00
02
Investment Advisory and Related Fees
Other
Investment Banking
Net Interest
Securities Brokerage

INVESTMENT ADVISORY AND RELATED FEES

($ In Millions)

Fiscal Years Ended March 31



$800
$700
$600
$500
$400
$300
$200
$100
Compound Annual Growth Rate:
10 Years: 28%
3 Years: 24%
$68
$80
$99
$126
$172
$222
$316
$415
$563
$654
$782
92
93
94
95
96
97
98
99
00
01
02

The Resurgence of Advice

Three years ago, we said that the value of advice would come to the forefront when we hit a true bear market. The accuracy of our prediction has — sadly — been proven since then. Investors are now widely recognizing the desirability of having a professional, time-tested advisor who can provide consistent, strong investment performance over the long term. Financial services firms are scrambling to restructure themselves into the kind of disciplined, time-tested advisors that investors are seeking... and that Legg Mason already is. We have been advising clients for over a century.

We have three principal businesses at Legg Mason: asset management — our largest business, securities brokerage, and capital markets.

Ten years ago,[1] securities brokerage was our principal business, representing 60% of our net revenues. Since that time, our Private Client Group's revenues have grown by almost 10% per year compounded, while the number of Financial Advisors has increased from approximately 750 to 1,312 and the number of offices has grown from 78 to 134, spread throughout the eastern and southern U.S. More important than the growth of this business, however, has been its transformation: from a traditional, largely commission-driven, transaction-oriented brokerage business to an increasingly fee-oriented, financial- and estate-planning, wealth management business focused on asset allocation among the best available investment products and services, both proprietary and non-proprietary. Management believes that fees, which represented less than 10% of Private Client production ten years ago and 46% this year, will be more than 50% of such revenues within the next few years, and could increase to 60-70% over the next decade.

Over the last 10 years, our capital markets business has also undergone dramatic change. Ten years ago, our investment banking department was small and highly regional in focus. The research department's 24 analysts followed companies predominantly in the mid-Atlantic region. We had 48 sales & trading professionals in four offices. Today, we have 76 equity research analysts and our Capital Markets Group has a total headcount of 518, including 96 in corporate finance; institutional sales & trading has a headcount of 266 located in 16 offices across the U.S. plus three offices in Europe. One-third of our institutional equity sales professionals are located outside the United States, in our offices in London, Geneva, or Madrid, where they advise over 300 clients in 30 countries.

ASSET MANAGEMENT HAS DRIVEN OUR GROWTH. With $177 billion of assets under management, we manage more than 16 times the $11 billion we managed ten years ago, and are one of the 25 largest U.S.-owned asset management firms in the world.[2] Investment advisory and related fees represented 54% of the firm's net revenues this past year, up from 15% in fiscal 1992. And, although our infrastructure and client base were solely in the United States ten years ago, we now also have operations in Canada, the United Kingdom and Singapore; have funds families domiciled in Ireland, Luxembourg, the Cayman Islands and Netherlands Antilles; and manage money for clients in 65 countries around the world.

Overall, we believe we have laid the foundations of performance, and created the necessary infrastructure, that will enable Legg Mason to be considered one of the best investment firms in the world. We have developed solid diversification of asset classes and products, a long history of strong performance, and a broad and deep pool of investment talent. Combining our time-tested investment expertise with responsive client service and increasingly broad distribution channels, we believe that our capacity to grow and succeed has only just begun to be realized.

[1] All historical data on this page is as reflected in Legg Mason's 1992 Annual Report and/or Form 10-K.
[2] As of December 31, 2000. Source: *Pensions & Investments,* September 3, 2001.

Asset Management

Leveraging the Expertise of Our Institutional Managers

While Legg Mason has grown dramatically in the last several years, we have strived to develop and sustain a collegial and creative environment throughout the firm: one which will attract very talented and performance-oriented people, give them an infrastructure which enables them to keep focused on what they do best, and create a mechanism that will provide a seamless transition to the next generation of management.

This year, in order to ensure proper depth of management in our growing and increasingly diverse asset management business, we strengthened our asset management infrastructure by dividing the business into three divisions—institutional, mutual funds and wealth management—each with its own executive management personnel within the parent company.

We entered the mutual funds business 20 years ago, in April 1982, when we introduced Value Trust—our first internally managed mutual fund—and launched our retail funds complex in the United States: the Legg Mason Funds. We created a new subsidiary to house our U.S. funds complex and established another new subsidiary to manage discretionary accounts for wealthy individuals and institutions.[3]

In December 1986, we opened a new chapter in our history with our first money manager acquisition: Western Asset Management Company, a manager of U.S. fixed income portfolios headquartered in Los Angeles. We were interested in acquiring Western Asset for three principal reasons, each of which has continued to guide us in the development of our asset management business:

- First, we thought it was essential that we be able to service all of our clients' core investment needs with top quality, in-house products. We already had a longstanding expertise in "value" equities and in local municipal bonds, but we believed that our client base, saving for retirement, would increasingly seek the balance provided by taxable fixed income investments.

  From a corporate standpoint, we also believed that being able to offer all of the core asset classes would provide a helpful balance to our future operating results, regardless of cyclical swings in market demand from one asset class to another.
- Second, we wanted our in-house managers to be top performers with a clear franchise in their given areas of expertise, with little or no "bumping" of other managers. Wherever appropriate, we intended to leverage their expertise by developing new mutual funds that they could manage for our clients.
- And third, we knew that it takes years to develop the record of performance necessary to win new clients. Therefore, we were only interested in proven, experienced, successful managers, who had both the capacity and desire to grow.

Seven months after the acquisition of Western Asset, we introduced two taxable bond funds, managed by Western Asset, to the Legg Mason Funds family. Since then, we have continued to develop new proprietary funds that take advantage of the particular "niche" asset classes or investment styles of our newer managers, including Batterymarch (acquired in 1995), known for its pioneering quantitative approach to management of U.S., international and emerging markets equities, and Brandywine (1998), known for its "classic" or "deep" value equity style.

Testament to the success of our strategy was our being named this year as #2 in *Barron's* annual ranking of "the best mutual fund families;" the ranking, which included Western Asset's institutional funds but did not include

[3] Today, Legg Mason Funds Management houses all of the equity funds managed by Bill Miller's group; Legg Mason Capital Management manages separate accounts in a style mirroring these funds.

Driving Our Growth: Assets Under Management

ASSETS UNDER MANAGEMENT

($ In Billions)

Fiscal Years
Ended March 31



$175
$150
$125
$100
$75
$50
$25
92
93
94
95
96
97
98
99
00
01
02

Compound Annual Growth Rate:

10 Years: 32%
3 Years: 26%

ASSETS UNDER MANAGEMENT MIX

Fiscal Year
Ended March 31, 2002

TOTAL = $177 BILLION



Institutional 67%
($119.3 Billion)
Wealth Managers 12%
($20.4 Billion)
Mutual Funds* 21%
($37.3 Billion)

* Includes all proprietary fund assets plus separate accounts managed by Legg Mason Funds Management and Royce.

Our Goal: Best-in-Class



WEALTH MANAGEMENT
PRIVATE CAPITAL Management
LARGE INSTITUTIONS
WESTERN ASSET
MUTUAL FUNDS
LEGG MASON
Funds Management
The RoyceFunds

Our aim is to be regarded as "best-in-class" among money managers. Few firms have truly world-class investment talent, but at Legg Mason we believe we have at least four managers whose overall performance, over a long timeframe and through many market cycles, merits this recognition: Private Capital Management, Western Asset, Legg Mason Funds Management and Royce. Our other institutional managers in the U.S., Brandywine and Batterymarch, are also receiving deserved recognition for their recent performance in their respective specialty areas. Notably, in its most recent report on performance by the leading institutional money managers (*Pensions & Investments*, May 13, 2002), PIPER cited Brandywine as #1 in Overall Commingled Equity, #1 in Commingled Domestic Value Equity, and #4 in Global Fixed Income, in each case based on returns for the 1-year ended March 31, 2002; for the same time period, Batterymarch was cited by Frank Russell for its top decile performance in managing institutional accounts in Emerging Markets Equity.

Few firms have truly world-class investment talent, but at Legg Mason we believe we have at least four managers whose overall performance, over a long timeframe and through many market cycles, merits this recognition.

Royce, was based on the fund family's overall investment performance in calendar 2001.[4] In the same study, Legg Mason was also ranked #4 in the country based on our five-year overall performance. More recently, Legg Mason (this time including Royce) was acknowledged for having the highest percentage among publicly owned fund complexes of fund offerings with 4- or 5-star ratings (65%) by Morningstar.[5] All of our institutional managers who advise the Legg Mason funds today—Legg Mason Funds Management, Western Asset, Batterymarch and Brandywine—as well as Royce and Legg Mason Trust, fsb, had funds included in these top 4- or 5-star ratings.

A major issue facing all money managers today is distribution. Since the mid 1990s, one of Legg Mason's strategic priorities has been to "follow the 401(k) trail" around the world by expanding our distribution channels into the retirement savings market among both smaller institutions in the United States and individual investors outside the United States whose governments are developing incentives for retirement-oriented savings. Often, these investors wish to tap the expertise of our institutional managers in non-local—and particularly the United States—securities markets through the establishment of funds that mirror our top-performing proprietary funds.

Legg Mason's 1996 acquisition of Lehman Brothers Global Asset Management in London, which now operates as Western Asset Management Company Limited, has served as a prototype for our development of many of these new markets. First, the acquisition gave Western Asset needed expertise in the fixed income markets outside the United States, which has been an important factor in their recent growth. Second, through the acquisition we inherited a Netherlands Antilles-based offshore funds family, which gave us access to high net worth investors outside the United States (particularly in Latin America). Third, this funds family not only retained its existing funds which were attractive to its particular market but it also added funds that mirror our top-performing U.S. funds, with all of the funds managed by our institutional managers. Since 1996 we have also developed offshoots of these offshore funds, domiciled in Ireland, the Cayman Islands and Luxembourg, which have given us access to new high net worth and institutional investors throughout Europe and the Middle East.

Our offshore business was expanded significantly with our acquisitions of Legg Mason Investors (formerly Johnson Fry) in London in December 1999 and Perigee Investment Counsel in Canada in May 2000. Legg Mason Investors specializes in funds management, offering unit and investment trusts—the equivalent of open and closed end funds—to investors throughout the U.K., including funds managed internally in their own team-oriented, research-driven, growth style as well as funds subadvised by Western Asset and by Legg Mason Funds Management. Perigee is the 11th largest institutional investment management firm in Canada and manages assets in a diversity of styles for institutional and retail clients through separate accounts, pooled and mutual funds. Since its acquisition, Perigee has introduced funds into its marketplace that are subadvised by Batterymarch, Legg Mason Funds Management and Western Asset.

[4] Source: *Barron's*, February 4, 2002. See footnote 2 on page 7.
[5] Source: Putnam Lovell, *Star Struck*, April 2002.
Based on data as of December 31, 2001. See footnote 3 on page 7.

Our Goal: Best-in-Class

WESTERN ASSET

Ken Leech, Steve Walsh and Jim Hirschmann have helped make Western Asset a recognized powerhouse in fixed income management.



WESTERN ASSET PERFORMANCE SCORECARD

Composite Performance

% of Products Outperforming Their Respective Benchmarks (Gross of Fees)

Periods Ended December 31, 2001



100%
75%
50%
25%
96%
91%
100%
100%
100%
SINCE INCEPTION
1 YEAR
3 YEAR
5 YEAR
10 YEAR
# of Products
25
23
14
11
6

As of March 31, 2002, all three of Western Asset's rated institutional funds had "5" category ratings from Morningstar. In its most recent report on performance by the leading institutional money managers (*Pensions & Investments*, May 13, 2002), PIPER cited Western Asset as one of the Top Five money managers in Domestic Overall Managed Fixed Income, Domestic Broad-Market Managed Fixed Income, Domestic Long-Duration Managed Fixed Income, and Domestic High Yield Fixed Income (where it was #1), in each case over the 5-year period ended March 31, 2002.

Western Asset's Mission Statement:
"A leader in diversified fixed income investment management, with integrated global operations, exercising uncompromising standards of excellence in all aspects of our business"

Five years ago we created a new Institutional Funds group within Asset Management to provide sales, marketing, client service and operations services to proprietary institutional funds managed by our asset managers. The new group was intended to enable the managers to focus on their core competencies and also to broaden their client base—economically—by targeting those institutional clients, nationwide, who do not meet the minimum size requirements for separate account management. Since that time, the group has helped increase our institutional funds under management by 170%, to over $5 billion.

Overall, we have leveraged our institutional managers into a multi-national, multi-channel, multi-franchise business aggregating $119 billion in more than 50 separate investment styles, with minimum investments ranging from $5 million to $75 million. Our institutional managers also manage funds in various of our proprietary fund families, domiciled both in the United States and offshore, serving U.S. and non-U.S. individual and institutional clients, and utilizing the Legg Mason brand name or retaining their own names in their own markets, as appropriate.

WESTERN ASSET MANAGEMENT:
Western Asset, headquartered in Pasadena, is one of the most highly regarded fixed income managers in the world. Most recently, it was recognized by PIPER[6] as one of the five top-performing managers over the five years ended March 31, 2002, in four categories: Domestic Overall Managed Fixed Income, Domestic Broad-Market Managed Fixed Income, Domestic Long-Duration Managed Fixed Income and Domestic High Yield Fixed Income. Perhaps most impressively, virtually every product Western Asset offers has a record of consistently outperforming its respective benchmark, as shown in the "Performance Scorecard" on the facing page.

Over the last three years, since Western Asset transitioned to new leadership, the company has achieved phenomenal growth while retaining its unique culture. In collaboration with Legg Mason, the company has completed several important technology initiatives related to investment and client management, compliance, portfolio accounting and fee billing, as well as development of an intranet and client web sites; restructured and built out its Client Service department; established product development and risk management teams; integrated its London and Pasadena operations; launched a formalized budgeting process; expanded its Pasadena headquarters, including construction of a first class data center; established an office in Singapore; and established over a dozen new products, including privately funded hedge funds and, this year, a privately placed CDO and a publicly offered investment grade, closed-end fund.

It accomplished all of this, including doubling its assets under management (surpassing the $100 billion mark as of this writing), all without sacrificing its investment performance. In these regards, it is the perfect example of what we mean when we say we help our institutional managers grow by leveraging their performance.

[6] Source: *Pensions & Investments,* May 13, 2002.

Top-Rated Funds

Personalized Guidance.
Intelligent Choices.SM



TOP-RATED FUNDS AS % OF TOTAL MUTUAL FUND OFFERINGS AND TOTAL MUTUAL FUND ASSETS
100%
80%
60%
40%
20%
PUBLIC CO. AVERAGE 42%
LEGG MASON #1 RANK 65%
PUBLIC CO. AVERAGE 52%
LEGG MASON #1 RANK 92%
% of Top-Rated Fund Offerings
% of Assets in Top-Rated Funds

Source: Strategic Insight Simfund and Putnam Lovell calculations based on data as of 12/31/01.

Legg Mason's proprietary funds complex, including the Royce Funds and Western Asset's institutional funds, was named in a recent Putnam Lovell research report (April 2002) as being the "best overall positioned" among 19 publicly owned fund complexes. Among the complexes analyzed, Legg Mason ranked #1 in three categories: the highest percentage of fund offerings with 4- or 5-star ratings by Morningstar (65%), the biggest percentage increase in the number of these top-rated funds (up from 53% a year earlier) and the highest percentage of assets in these top-rated funds (92%). Batterymarch, Brandywine, Legg Mason Funds Management and Legg Mason Trust, as well as Royce and Western Asset, had funds with these top ratings.

Asset Management

Mutual Funds: Delivering Performance Over the Long Term

As we have grown, we have not forsaken the individual investor. As investment advisors, we have always believed in the value of diversification. For smaller investors, mutual funds can be an economic, convenient and efficient way to achieve professional portfolio management and asset diversification. One of the major reasons we launched our proprietary funds family, the Legg Mason Funds, 20 years ago, was our desire to give all investors the opportunity to achieve the benefits of diversification with products whose quality we could control.

Perhaps uniquely, we designed the Legg Mason Funds to give individual investors access to the same, top quality managers normally available only to the largest institutions. Today, this funds complex includes 22 proprietary funds, aggregating $21 billion, across the spectrum of equity and fixed income: Legg Mason Funds Management manages our core equity funds and Western Asset manages our core taxable fixed income funds, while Batterymarch, Brandywine, and several of our other managers advise specialized funds that reflect their various areas of special expertise.

The long-term orientation of our investors has been an important factor in enabling our institutional managers to manage the funds in the same way as they might manage their core institutional accounts. As a result, our mutual funds franchise is able to combine investment excellence with the same research-oriented, multi-product, and increasingly multi-channel and multi-national approach seen in the rest of our business.

Value Trust, our original equity fund, which continues to be managed by Bill Miller, has received worldwide acclaim for its unique investment record: it is the only equity fund to have outperformed the S&P 500 in each of the last 11 calendar years.

In its February 4, 2002 issue, *Barron's* ranked[7] Legg Mason as #2 in its annual ranking of "the best mutual fund families." The ranking, which included Western Asset's institutional funds but did not include Royce, was based on the fund family's overall investment performance in 2001. Legg Mason was also ranked #4 in the country based on the family's five-year overall performance.

In April of this year, Legg Mason (this time including Royce) was named the "best overall positioned" among all publicly owned fund complexes,[8] based on our having the highest percentage of fund offerings with 4- or 5-star ratings by Morningstar (65%). Legg Mason was also ranked #1 in two other categories: the biggest percentage increase in the number of these top-rated funds (up from 53% a year earlier) and the highest percentage of assets in these funds (92%). All of our institutional managers who manage these funds—Legg Mason Funds Management, Western Asset, Batterymarch and Brandywine—had funds with these top 4- or 5-star ratings, as did Royce and Legg Mason Trust, fsb, which manages Legg Mason's tax-exempt funds. In fact, as of March 31, 2002, every one of Royce's rated funds carried a 5-star overall rating... a truly exceptional achievement.

As of March 31, Legg Mason Funds were held in over 950,000 accounts, including close to 100,000 accounts serviced by the Funds' direct marketing group.

LEGG MASON FUNDS MANAGEMENT:

Value Trust, which continues to be managed by Bill Miller, has achieved the unique record of being the only equity fund to have beaten the S&P 500 in each of the last 11 calendar years. This record of success has resulted in substantial organic growth for Legg Mason at the subsidiaries where Bill and his team reside: Legg Mason Funds Management and Legg Mason Capital Management. These businesses continue to expand by leveraging Bill and his team's investment process into new areas, such as management of overseas funds and separate account relationships.

[7] See footnote 2 on page 7.

[8] Source: Putnam Lovell and Strategic Insight Simfund calculations.

Our Goal: Best-in-Class

Value Trust, our original equity fund, which continues to be managed by Bill Miller, has received worldwide acclaim for its unique investment record: it is the only equity fund to have outperformed the S&P 500 in each of the last 11 calendar years.



Bill Miller (center) and portfolio managers Lisa Rapuano, Nancy Dennin, Kyle Legg, Mary Chris Gay, David Nelson and Jay Leopold manage close to $24 billion of equities in Legg Mason proprietary funds and institutional separate accounts, utilizing the same value-oriented equity discipline for which Bill has become recognized in his management of Value Trust. Not pictured: Robert Hagstrom.

ROYCE & ASSOCIATES



Our Goal: Best-in-Class

Royce & Associates has had a primary focus on small- and micro-cap value investing since the early 1970s. Charlie Dreyfus, Jack Fockler, Buzz Zaino, Whitney George and Chuck Royce lead the investment team for the firm, which has grown to 57 employees, including an investment staff of 17 professionals, and over $8 billion under management in open- and closed-end funds and institutional separate accounts.

In total, Bill's group manages close to $24 billion in proprietary mutual funds and institutional separate accounts. In the last year, in conjunction with Legg Mason, the group has substantially enhanced its client service infrastructure: it has developed and is now launching a highly sophisticated website for its separate account clients, which includes highly detailed, monthly performance reviews for each client; quarterly client reports published within 3 days of each quarter end; and online research, including both company reports and analyses of topical events. Legg Mason also handles corporate administration for the group, providing legal, compliance, corporate technology and human resources support for the entire group, while our centralized funds marketing groups perform those vital functions for the funds that they manage in the Legg Mason Funds, Legg Mason's institutional funds, Perigee (Canada), Legg Mason Investors (U.K.), and our offshore funds complexes domiciled in the Netherlands Antilles and Ireland.

ROYCE & ASSOCIATES:

Royce & Associates, which has focused on small- and micro-cap value investing since the early 1970s and is particularly well known for its top-performing mutual funds, the Royce Funds, was acquired in October 2001, making it our most recent acquisition. As has been standard with virtually all of our money manager acquisitions, Royce has continued to be managed by its pre-acquisition management team, which agreed to stay in place under long-term employment agreements, and no organizational changes were made as a result of the transaction.

Since the acquisition, the Royce Funds—which have retained their franchise name and pre-existing distribution channels—have been leveraged by the creation of a new class of shares in four of the funds, making them freely exchangeable with the Legg Mason Funds. Since the funds were introduced into the Legg Mason system, Legg Mason clients have added over $200 million of net new flows into the funds. Royce is also in the process of adding institutional share classes to several of its funds so that they can be offered through Legg Mason's Institutional Funds group to that group's target market.

Asset Management

Wealth Management: Strong Management on a Comprehensive Platform

Although we have been *advising* individual investors for over a century, we didn't start *managing* their separate accounts until 1982, when we created Legg Mason Capital Management. Since that time, we have grown both organically and through acquisitions, so that today $20.4 billion is managed by our wealth managers in separate accounts —generally with a minimum size requirement of $1.0-2.5 million.

As a group, Legg Mason's network of wealth managers provides clients with a full range of investment options: value, core and growth equity as well as the full maturity spectrum of fixed income, both taxable and tax-exempt. This year, our wealth managers joined together to participate in a newly created, fee-based platform, *direct*Advantage,SM which permits each brokerage client to allocate his/her assets among any chosen subset of the participating managers in a portfolio customized to that client's particular needs and goals.

The creation of the *direct*Advantage program was made possible in part by the recent creation of a new subsidiary, Asset Management Technology Solutions, Inc. ("AMTS"), which was spun out of our corporate technology department. AMTS has created for all of our wealth managers a leading edge platform that will not only support their future, independent growth but will also permit integration of operations where desired... such as, in support of jointly managed new products. AMTS's operational and technology consulting and implementation services are also accessible to our other asset managers and to third parties.

PRIVATE CAPITAL MANAGEMENT:

The acquisition of Private Capital Management in August of this year has tripled our wealth manager revenues and doubled the percentage of our assets under management represented by our wealth managers, both as we had expected when we announced the acquisition last spring. PCM, which was founded in 1986 and is headquartered in Naples, Florida, has an exceptional investment record. As indicated in the chart on the facing page, in the ten years ended December 31, 2001, PCM provided a compound average return (net of fees) to its investors of 26.35% per year, or over 16 points higher than its Russell 2000 benchmark. In calendar 2001, despite the distractions of its sale process, the company still managed a return (net of fees) of 17.27%, which outperformed the Russell 2000 by over 16 points.

PCM, whose equity discipline is mid-cap oriented but with investments permissible in companies of any size, has now become the centerpiece of our wealth management division. PCM's managers use a bottom-up approach, with a 3-5 year investment time horizon, that views each investment as a direct, proprietary ownership interest—in fact, they are often the largest or second largest shareholder in the companies in which they invest. There is little or no reliance on Wall Street research, and the sell discipline is based upon an iterative analysis of each company's intrinsic value. The average portfolio holds approximately 50-55 stocks.

Consistent with Legg Mason's longstanding practice, there were no management or other organizational changes as a result of the acquisition of PCM, and Bruce Sherman, who co-founded the company and serves as its CEO, and Gregg Powers, president, who jointly manage all portfolios, both agreed to stay in place under long-term employment agreements.

Our Goal: Best-in-Class

AVERAGE ANNUALIZED RETURNS (%)

For the Periods Ended December 31, 2001


40%
30%
20%
10%
0%
-10%
-11.91
1.03
17.27
-1.06
5.00
37.09
10.67
6.14
29.31
15.89
10.01
29.36
12.91
9.90
26.35
13.73
8.16
22.63
1 YEAR
3 YEAR
5 YEAR
7 YEAR
10 YEAR
SINCE INCEPTION

Private Capital Management Composite Performance (Net of Fees)

Russell 2000

S&P 500

The net of fees performance figures reflect the deduction of advisory fees, brokerage fees, and other transactional costs. Performance includes the reinvestment of dividends and other earnings. The S&P 500 and Russell 2000 are non-managed indices that do not accrue advisory or transactional expenses.

PRIVATE CAPITAL MANAGEMENT





Bruce Sherman *(left)*

Gregg Powers *(right)*

Bruce Sherman and Gregg Powers have worked closely together since 1988 to build Private Capital Management's highly focused and successful investment discipline.

Personalized Client Service

ADVISORY COUNCIL



PRIVATE CLIENT GROUP'S FEE-BASED REVENUE* AS A % OF TOTAL PRODUCTION

Years Ended December 31

* Includes all proprietary and non-proprietary mutual fund 12b-1 fees, wrap and related fees.



50%
40%
30%
20%
27%
34%
38%
41%
45%
97
98
99
00
01

The Advisory Council to the Private Client Group honors our top Financial Advisors. This year it includes: (standing) Bud Jordan (Stuart), Allan Strange (Richmond), Charlie Graham (Gaithersburg), Marc Cooper (Newport News), Greg Hurlbrink (Baltimore), Harry Ford (Baltimore), Ron Fishbein (Gaithersburg), Richard DiChiaro (Providence), Jim Snyder (Greenbelt); (seated) Tom Hill (Easton) and Marvin McIntyre (Washington, DC). Not pictured: Buddy Kullman (New Orleans).

Private Clients:
Comprehensive, Unbiased, Client-Focused

At Legg Mason, our aim has always been to provide all the resources of a very large organization while preserving the highly personalized, "hands-on" client service that is considered the hallmark of a very small one. Our Private Client Group strives to offer the full complement of products and services that would be expected from a major Wall Street firm but with a greater ease of access. Throughout Legg Mason, regardless of where the primary relationship with the client may reside, the focus is on providing highly personalized, seamlessly coordinated, multi-disciplined and objective service.

Our Financial Advisors currently handle client investments aggregating $70 billion (including any monies these clients may have invested in the Legg Mason Funds or other Legg Mason managed accounts).

We recognize that investors need to be comfortable that the advice they receive is not only top quality and consistent, but unbiased. Therefore, while we have aimed to provide the complete range of wealth management services —other than tax and legal—under one corporate roof, we have never limited our clients to using our products or services. Legg Mason aims to help its clients gain control over their total financial picture by dedicating a highly trained personal advisor to help the client assess his or her complete financial status—including both assets and liabilities; develop a disciplined, long-term asset allocation plan aimed at meeting the client's personal financial goals; implement the plan, with solutions available both from internal experts and managers and from a broad spectrum of approved third party providers who answer to Legg Mason—not just the client—in regard to the ongoing quality and cost of their services; and finally to continue to monitor the plan, tweaking it as necessary as the client's personal situation changes.

In addition to dramatically upgrading the products and services, both proprietary and third party, available to our brokerage clients, Legg Mason has supported its Financial Advisors with an intensive focus on continuing education. In addition to passing their Series 7 exam, which is the basic industry exam for all registered representatives, all new Private Client trainees must pass the industry insurance exam as well as earn the College for Financial Planning's "Accredited Asset Management Specialist" designation—the first step to becoming a Certified Financial Planner—within their first six months on the job.

The Private Client training program is intended to equip every Financial Advisor with the knowledge base necessary to create a disciplined, long-term investment plan with each client—one that incorporates insurance, tax, retirement and estate planning—as well as to recommend shorter-term investments that are both responsive to changing market conditions and based on all aspects of the client's total financial picture. Although every Financial Advisor is required to complete at least 15 hours of continuing education per year, the actual completion rate has averaged more than twice that amount. This is in part due to the development of in-house certification programs that enable selected Financial Advisors to become designated as a Wealth Management Specialist or a Retirement Plan Consultant. Approximately 200 Financial Advisors have successfully completed their Wealth Management Specialist training so far, which involves six full days of classroom learning plus written exams, and an additional 130 are expected to be trained this year, while approximately 125 have attained the Retirement Plan Consultant designation.

Insight & Expertise

CAPITAL MARKETS



Left to right:

Ed Bradley, Tom Mulroy, Joe Sullivan, Ira Malis and Dick Himelfarb.

Our Capital Markets Business benefited from the resurgence of investor interest in income-oriented debt and equity investments, resulting in a record year. Real estate-related financings in particular had a banner year.

REAL ESTATE-RELATED FINANCE



Left to right:

Rich Jacobs, Walt D'Alessio, Keith Getter and Kyle Gore. Not pictured: Tom Robinson.

Capital Markets:

Increasingly Institutional and International

Our corporate and institutional clients look to us to deliver tactical advice and top-quality execution grounded in the context of their longer-term, strategic priorities: fundamental research that is industry—or opportunity—based, rather than new issue driven; placement of securities with a geographically broad, long-term-oriented investor base; and transactions that take advantage of short-term market opportunities but further longer term goals. These ideas and the skillful execution of them are the foundation of a successful capital markets effort. The value of advice, the value of sponsorship, the value of support, is far too great to be replaced by a supermarket-type of approach to the business.

We are not and do not intend to become a capital markets behemoth. Our strategy is to create intellectual capital through our research in the core, capital- and growth-intensive industries where we believe we can add value, and wrap these core competencies around top-notch trading and investment banking skill and an increasingly broad distribution capability.

Fixed Income Capital Markets, which includes both taxable and tax-exempt fixed income underwritings and sales & trading, now totals 170 professionals in 14 offices around the country. The Taxable Credit Research Group provides no ongoing, "core" research but rather focuses on timely, situation-driven opportunities that will further the portfolio goals of their clients. The Strategies Group performs strategic analyses of client portfolios, given their specific objectives and constraints, and recommends sector allocations (plus multiple representative trades) rather than promoting any particular security. The focus is on independent analysis and secondary trading of "story" bonds and portfolio structuring rather than on making markets or using the corporate balance sheet to provide clients with liquidity. It is not a commodity business, and it is a growing one, in part because it targets middle market business that many other firms have exited.

Equity Capital Markets is similarly driven by independent, fundamental research in industries not widely covered by other firms and sales & trading execution capability intended to be as good as any provided on Wall Street. This combination has enabled the group, which now numbers approximately 190[9] in 7 offices throughout the United States plus 3 in Europe, to expand its institutional client base to approximately 1,000, including over 300 in 30 countries outside the U.S. This past year, over 20% of the group's sales & trading revenues were generated overseas.

In Investment Banking, like the rest of Capital Markets, the focus is on fundamental research driving public underwriting, private placement and strategic advisory opportunities, primarily in certain middle market companies and industry specializations that are not broadly covered elsewhere and in which we believe we can add value. We have become increasingly well known in such areas as middle market financial institutions, telecom, information technology, life sciences and education.

In addition, Legg Mason has a longstanding reputation for its leading role in real estate capital markets, including capital raising for REITs and REOCs (Real Estate Operating Companies), debt financing for credit lease backed transactions, and commercial mortgage origination. Comprehensive industry research is provided by five senior analysts, who cover the lodging, health care, office & industrial, apartment and retail sectors from a property-by-property point of view. In any fixed income oriented market, such as we have had in the last two years, our real estate expertise will tend to be particularly visible: for example, Legg Mason was ranked #1 in the number and dollar amount of equity REIT underwritings managed or co-managed by the firm from January 2001 through March 2002.[10]

[9] Including equity research.
[10] Source: CommScan, Inc. Equidesk Database.

Advising Investors for Over a Century

Strategic Priorities

Be among the top
25 asset managers in the world.

Continue to pursue
outstanding market performance.

Retain balance in
our asset management business.

Continue to build worldwide distribution.

Maintain and expand
our profits and profit margins.

Five Year Financial Summary

(Dollars in thousands except per share amounts)

	Years ended March 31,				
	2002	2001	2000	1999	1998
Operating Results					
Total revenues	**$1,578,612**	$1,536,253	$1,399,585	$1,070,670	$ 909,306
Interest expense	**127,271**	175,389	134,382	94,974	73,776
Net revenues	**1,451,341**	1,360,864	1,265,203	975,696	835,530
Non-interest expenses	**1,198,092**	1,095,044	1,010,765	818,885	707,965
Earnings before income tax provision	**253,249**	265,820	254,438	156,811	127,565
Income tax provision	**100,313**	109,590	104,025	63,537	52,258
Net earnings	**$ 152,936**	$ 156,230	$ 150,413	$ 93,274	$ 75,307
Per Common Share[1]					
Earnings per share:					
Basic	**$ 2.35**	$ 2.45	$ 2.43	$ 1.57	$ 1.26
Diluted	**2.24**	2.30	2.27	1.48	1.19
Weighted average shares outstanding *(in thousands)*:					
Basic	**65,211**	63,793	61,868	59,516	59,611
Diluted	**68,262**	67,916	65,967	62,836	63,187
Dividends declared[2]	**$ .390**	$ .350	$ .305	$ .250	$ .214
Book value	**16.20**	14.14	12.09	9.51	8.48
Financial Condition					
Total assets	**$5,939,614**	$4,687,626	$4,812,107	$3,500,202	$2,856,389
Long-term debt	**779,463**	99,770	99,723	99,676	99,628
Notes payable of finance subsidiaries[3]	**97,659**	119,200	239,268	—	—
Stockholders' equity	**1,084,548**	927,720	770,808	571,969	510,808
Financial Ratios					
Profit margin:[4]					
Pre-tax	**17.4%**	19.5%	20.1%	16.1%	15.3%
After tax	**10.5**	11.5	11.9	9.6	9.0
Return on average assets:					
Pre-tax	**4.6**	5.7	6.2	5.0	5.3
After tax	**2.8**	3.4	3.7	3.0	3.1
Return on average stockholders' equity:					
Pre-tax	**25.2**	31.2	37.9	29.0	27.1
After tax	**15.2**	18.3	22.4	17.2	16.0
Other Company Data					
Total employees	**5,290**	5,380	4,820	4,350	3,950
Financial advisors	**1,470**	1,390	1,310	1,240	1,160
Brokerage offices	**141**	146	131	128	115

[1] *Adjusted to reflect all stock splits.*

[2] *Excluding $.16, $.60 and $.19 per share declared by Perigee Inc. prior to acquisition in 2001, 2000 and 1999, respectively.*

[3] *Non-recourse, secured fixed-rate notes of Legg Mason Investors' finance subsidiaries, the proceeds of which are invested in financial instruments with similar maturities. See Notes 2 and 8 of Notes to Consolidated Financial Statements.*

[4] *Calculated based on net revenues.*

Business Description

Legg Mason, Inc. (the "Parent"), a holding company, and its subsidiaries (collectively with the Parent, "Legg Mason") are principally engaged in providing asset management, securities brokerage, investment banking and related financial services to individuals, institutions, corporations and municipalities. Terms such as "we," "us," "our" and "company" refer to Legg Mason.

Legg Mason has operations principally in the United States of America, the United Kingdom and Canada and also has offices in Spain, Switzerland and Singapore. The financial services industry in which Legg Mason operates is very competitive and highly regulated. Our profitability is sensitive to a variety of factors including the amount of our assets under management, the volume of trading in securities, the volatility and general level of securities prices and interest rates, the level of customer margin and credit account balances and the demand for investment banking services. In addition, overall market conditions, the diversification of services and products offered, investment performance and client relations are significant factors in determining whether we are successful in retaining and attracting clients. In the past decade, we have experienced substantial expansion due to internal growth and the strategic acquisition of asset management firms that provided, among other things, a broader range of investment expertise, additional product diversification and increased assets under management.

Legg Mason currently operates through four business segments: Asset Management, Private Client, Capital Markets and Other. The business segments are based upon factors such as the services provided and distribution channels utilized. Certain services that we offer are provided to clients through more than one of our business segments. As such, the same revenue category may be reflected in multiple segments. We allocate certain common income and expense items among our business segments based upon various methodologies and factors.

The Asset Management segment provides investment advisory services to company-sponsored investment funds and asset management services to institutional and individual clients. Investment advisory and related fees earned by Asset Management vary based upon factors such as the type of underlying investment product, the amount of assets under management and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks.

The Private Client segment distributes a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. At March 31, 2002, Private Client's financial advisors operated out of 134 retail branch offices. The primary sources of net revenues for Private Client are commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned on mutual funds, fees earned on fee-based brokerage and managed accounts and net interest from customers' margin loan and credit account balances. Sales credits associated with underwritten offerings initiated in the Capital Markets segment are reported in Private Client when sold through its branch distribution network.

The Capital Markets segment consists of our equity and fixed income institutional sales and trading and corporate and public finance advisory and underwriting activities. Fixed income institutional sales and trading include transactions in both taxable and municipal products. Although we maintain securities in inventory primarily to facilitate customer transactions, Capital Markets also realizes profits and losses from trading activities. Sales credits associated with underwritten offerings are reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also include realized and unrealized gains and losses on investments acquired in connection with merchant banking and investment banking activities.

The Other segment consists principally of our real estate service business and unallocated corporate revenues and expenses.

All references to fiscal 2002, 2001 or 2000 refer to our March 31 fiscal year then ended.

Business Environment

For the U.S. economy, fiscal 2002 was a period of slower economic growth, declines in corporate earnings and rising unemployment levels. During fiscal 2002, the equity markets continued to be volatile and weak, particularly in the technology and telecommunications sectors. Corporate failures and the associated accounting questions have also contributed to the negative market conditions and low investor confidence. Finally, the events of the September 11 terrorist attacks and the political unrest abroad have also contributed to the sluggish economy. In an effort to stimulate the lagging economy, the U.S. Federal Reserve significantly lowered the overnight interest rate 11 times or 6.5% over the last 15 months. Although we were not physically impacted by the events of September 11, its effect on the economy and investor confidence negatively impacted our business and, in particular, our Private Client business. Despite the difficult market conditions, we were able to achieve record net revenues primarily as a result of the addition of fees from acquired entities and growth in fixed income investment advisory accounts.

Results of Operations

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States. Results of any individual period should not be considered representative of future results. Many of our activities have fixed operating costs that do not decline with reduced levels of business activity. Accordingly, sustained periods of unfavorable market conditions are likely to affect our profitability adversely.

The following table sets forth, for the periods indicated, items in the Consolidated Statements of Earnings as percentages of net revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

	Percentage of Net Revenues			Period to Period Change	
	Years ended March 31,			**2002 Compared to 2001**	2001 Compared to 2000
	2002	2001	2000		
Revenues					
Investment advisory and related fees	**53.9%**	48.1%	44.5%	**19.5%**	16.1%
Commissions	**22.8**	26.3	28.7	**(7.7)**	(1.2)
Principal transactions	**9.6**	9.2	10.0	**11.5**	(1.4)
Investment banking	**7.0**	4.8	5.5	**55.1**	(4.4)
Interest	**11.6**	20.7	17.6	**(40.4)**	26.5
Other	**3.9**	3.8	4.3	**11.6**	(7.2)
Total revenues	**108.8**	112.9	110.6	**2.8**	9.8
Interest expense	**8.8**	12.9	10.6	**(27.4)**	30.5
Net revenues	**100.0**	100.0	100.0	**6.6**	7.6
Non-Interest Expenses					
Compensation and benefits	**60.9**	59.1	59.2	**9.8**	7.4
Communications and technology	**6.8**	7.6	7.0	**(3.7)**	16.3
Occupancy	**4.3**	3.8	3.8	**20.4**	7.3
Amortization of intangible assets	**1.3**	0.9	0.9	**51.8**	13.1
Other	**9.3**	9.1	9.0	**9.1**	8.2
Total non-interest expenses	**82.6**	80.5	79.9	**9.4**	8.3
Earnings Before Income Tax Provision	**17.4**	19.5	20.1	**(4.7)**	4.5
Income tax provision	**6.9**	8.0	8.2	**(8.5)**	5.3
Net Earnings	**10.5%**	11.5%	11.9%	**(2.1)**	3.9

Fiscal 2002 Compared with Fiscal 2001

Financial Overview

In fiscal 2002, net revenues reached record levels and increased 7% to $1.45 billion, primarily as a result of an increase in investment advisory and related fees. On August 1, 2001, we acquired Private Capital Management, L.P. and its affiliated entities ("PCM"), a high net worth investment manager in Naples, Florida. At acquisition date, PCM managed $8.6 billion of assets, primarily in small to mid-cap stocks. On October 1, 2001, we acquired Royce & Associates, Inc. ("Royce"), an investment manager located in New York City. At acquisition date, Royce managed $4.7 billion of assets, primarily in small and micro-cap mutual funds. Both acquisitions were accounted for as purchase transactions. Under purchase accounting, the net assets and results of operations of both PCM and Royce are included in our financial statements from the respective dates of their acquisition. Revenues from investment advisory and related activities (including distribution fees from mutual funds) rose $127.6 million or 20% to $781.6 million in fiscal 2002, primarily as a result of the acquisitions of PCM and Royce, which contributed $97.1 million of the increase. The remainder of the increase is primarily attributable to growth in assets under management in fixed income advisory accounts.

Revenues from securities brokerage activities, including both commissions and principal transactions, declined 3% to $469.8 million as a result of a decrease in retail securities transactions and non-affiliated mutual fund and variable annuity sales. These declines were offset in part by increases in fixed income and equity institutional securities transaction volume. Revenues from investment banking activities increased 55% to $102.2 million primarily due to a $34.2 million increase in new issue sales concessions and increased municipal banking fees. Other revenues increased 12% to $57.0 million primarily as a result of realized and unrealized gains on firm investments and an increase in loan origination fees, partially offset by the sale of a merchant banking related investment in the prior fiscal year. Our net interest profit declined 62% to $40.8 million from $106.8 million in the prior fiscal year as a result of lower average interest rates earned on firm investments, lower customer margin account balances and an increase in acquisition-related debt. Net interest profit accounted for 16% of consolidated pre-tax profits, down significantly from 40% in the prior fiscal year.

Despite the increase in net revenues during fiscal 2002, net earnings declined 2% to $152.9 million from fiscal 2001 as a result of increased expenses, including profitability-based incentive compensation, the addition of expenses of acquired entities and litigation-related costs. In fiscal 2002, basic earnings per share declined 4% to $2.35 from $2.45 in fiscal 2001. Diluted earnings per share in fiscal 2002 declined 3% to $2.24 from $2.30 in fiscal 2001.

The results for fiscal 2002 also include the effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which resulted in an expense reduction of $7.8 million ($6.7 million net of tax). This expense reduction increased both basic and diluted earnings per share by $0.10 in fiscal 2002.

Investment Advisory Revenues and Assets Under Management


$71.0B
$88.9B
$111.8B
$139.9B
$177.0B
$315.8M
$414.7M
$563.5M
$654.0M
$781.6M
98
99
00
01
02
Investment Advisory and Related Fee Revenues (in millions, "M")
Assets Under Management (in billions, "B")

Revenues By Segment

The following table sets forth, for the periods indicated, net revenues and pre-tax earnings by segment:

	Years ended March 31,		
(in millions)	**2002**	2001	2000
Net revenues:			
Asset Management	**$ 557.9**	$ 445.0	$ 376.7
Private Client	**618.2**	707.4	694.2
Capital Markets	**242.2**	174.3	157.1
Other	**33.0**	34.2	37.2
Total	**$1,451.3**	$1,360.9	$1,265.2
Pre-tax earnings:			
Asset Management	**$ 159.2**	$ 132.3	$ 129.5
Private Client	**53.3**	113.3	114.2
Capital Markets	**39.3**	15.5	5.0
Other	**1.4**	4.7	5.7
Total	**$ 253.2**	$ 265.8	$ 254.4

Asset Management

Net revenues in Asset Management increased 25% to $557.9 million primarily as a result of the acquisitions of PCM and Royce. Asset Management represented 38% of consolidated net revenues in fiscal 2002, an increase from 33% in fiscal 2001. Revenues from Asset Management tend to be more stable than those from Private Client and Capital Markets because they are less affected by changes in securities market conditions. Total assets under management were $177.0 billion as of March 31, 2002, an increase of $37.1 billion or 27% from March 31, 2001. As of March 31, 2002, approximately $67.2 billion or 38% of assets under management were in equity related products and $109.8 billion or 62% were in fixed income related products. In fiscal 2002, PCM and Royce contributed fees of $97.1 million and the internal growth of our core fixed income institutional manager increased revenues by $29.2 million. Performance fees, which are included in investment advisory and related fees, increased to $20.6 million in fiscal 2002 from $6.0 million in fiscal 2001, principally due to fees earned by PCM and Royce, as well as additional fees earned by other subsidiaries.

Private Client

The difficult market conditions in fiscal 2002, as well as significantly lower interest rates and lower retail transaction volume, negatively impacted Private Client. Accordingly, net revenues decreased 13% to $618.2 million for fiscal 2002. Private Client represented 43% of consolidated net revenues in fiscal 2002, a decrease from 52% in the prior fiscal year. Net interest profit in Private Client decreased 35% to $57.1 million in fiscal 2002 because of significantly lower average interest rates and lower average customer margin account balances, offset in part by an increase in average firm investment balances, principally funds segregated for regulatory purposes. Commissions from retail securities transactions, including listed and over-the-counter trading, decreased approximately $38.6 million or 26% during fiscal 2002 from the prior year. Net revenues also declined from decreases in retail generated principal transactions and sales of non-affiliated mutual funds and annuities.

Capital Markets

Capital Markets achieved record net revenues in fiscal 2002. Net revenues increased 39% to $242.2 million in fiscal 2002, primarily as a result of higher institutional equity and fixed income transaction volume. Capital Markets represented 17% of consolidated net revenues in fiscal 2002, an increase from 13% in fiscal 2001.

Other

Other consists principally of the results of our real estate service business and unallocated corporate revenues and expenses. Net revenues were down slightly for the fiscal year from $34.2 million to $33.0 million, primarily due to a decrease in interest income resulting from lower interest rates.

Expenses

Interest Expense

Interest expense primarily consists of interest paid to customers on their credit account balances and interest incurred in connection with our long and short-term borrowings. Interest expense declined $48.1 million or 27% in fiscal 2002, principally due to the sharp decrease in average interest rates paid on customer credit account balances and stock borrow balances. Offsetting these declines, we incurred $30.2 million of interest expense on long-term debt issued in fiscal 2002 to fund the acquisitions of PCM and Royce. See Note 8 of Notes to Consolidated Financial Statements for information regarding Legg Mason's long-term debt.

Compensation and Benefits

Compensation and benefits expense increased 10% to $883.4 million, primarily attributable to significantly higher profitability-based incentive compensation which increased by $36.9 million, the addition of $28.2 million in expenses as a result of the acquisitions of PCM and Royce and an increase in vested deferred compensation of $10.8 million during fiscal 2002. These increases were offset in part by a decline in variable sales commissions of $10.6 million. A substantial part of compensation expense fluctuates in proportion to the level of business activity. Other compensation costs, primarily salaries and benefits, are fixed and typically do not decline with reduced levels of business activity.

Communications and Technology

Communications and technology expense declined 4% to $99.0 million as a result of decreased costs for telephone usage, quote services and printing, offset in part by the addition of expenses of acquired entities.

Occupancy

Occupancy costs increased 20% to $62.2 million in fiscal 2002 from $51.7 million in fiscal 2001 as a result of a full year impact of prior year expansion, including an operations center and new branch offices, as well as the addition of expenses of acquired entities.

Amortization of Intangible Assets

Amortization of intangible assets increased $6.4 million or 52% to $18.8 million from the prior fiscal year, primarily attributable to $11.0 million of amortization of PCM's asset management contracts, offset in part by the impact of adopting SFAS No. 142, under which goodwill and indefinite life intangible assets are no longer amortized. See Note 6 of Notes to Consolidated Financial Statements.

Other Expenses

Other expenses increased 9% to $134.7 million, primarily attributable to an increase in litigation-related costs of $12.7 million (net of recoveries of $11.1 million). Fiscal 2002 net litigation-related costs were $15.1 million compared to $2.4 million in fiscal 2001.

Income Tax Provision

The income tax provision decreased 9% to $100.3 million in fiscal 2002 due to lower pre-tax earnings and lower state income taxes. Legg Mason's effective income tax rate was 39.6% in fiscal 2002, down from 41.2% in fiscal 2001 due to lower state income taxes and the impact of adopting SFAS No. 142, which eliminated non-deductible amortization of goodwill for book purposes.

Fiscal 2001 Compared with Fiscal 2000

Financial Overview

In fiscal 2001, revenues, net earnings and earnings per share were higher than fiscal 2000 as we achieved record levels. Net revenues increased 8% to $1.4 billion and total revenues were $1.5 billion, an increase of 10% from revenues of $1.4 billion in fiscal 2000. Investment advisory and related fees increased 16% to $654 million, primarily as a result of growth in assets under management in fixed income advisory accounts, fee-based brokerage accounts and company-sponsored mutual funds as well as the results of acquired subsidiaries. Net interest profit increased 21% to $106.8 million in fiscal 2001 from $88.6 million in fiscal 2000 due to increased interest income on higher margin account balances and average firm investments as well as higher average interest rates. Net earnings were $156.2 million, up 4% from net earnings in the prior fiscal year. Basic earnings per share increased 1% to $2.45 from $2.43. Diluted earnings per share increased 1% to $2.30 from $2.27.

Revenues By Segment

Asset Management

Net revenues in Asset Management rose 18% to $445.0 million in fiscal 2001, primarily as a result of growth in assets under management in fixed income investment advisory accounts and company-sponsored mutual funds and a full year of fees earned by Legg Mason Investors Holdings plc ("Legg Mason Investors"), which was acquired in December 1999. Total assets under management as of March 31, 2001 were $139.9 billion, up 25% from $111.8 billion as of March 31, 2000. Of the total assets under management as of March 31, 2001, approximately 33% were in equity related products and approximately 67% were in fixed income related products.

Private Client

Net revenues in Private Client were up 2% from $694.2 million in fiscal 2000 to $707.4 million in fiscal 2001, primarily as a result of a 14% increase in net interest income to $88.4 million driven by higher average interest rates and higher levels of customer margin account balances and firm investments, predominately funds segregated for regulatory purposes. Sales of non-proprietary mutual funds also increased. Offsetting these increases were lower volumes of retail over-the-counter, listed and fixed income transactions.

Capital Markets

In fiscal 2001, net revenues in Capital Markets increased 11% to $174.3 million as a result of an increase in institutional equity securities transaction volume and sales and trading profits on taxable fixed income products. These increases were offset in part by a decline in investment banking fees, primarily from equity and municipal underwritings.

Other

In fiscal 2001, net revenues declined 8% to $34.2 million as a result of a decline in loan origination fees at the Parent's real estate services subsidiary.

Expenses

Interest Expense

Interest expense increased 31% to $175.4 million, primarily due to higher interest-bearing customer credit account balances and higher average interest rates.

Compensation and Benefits

Compensation and benefits expense increased 7% to $804.8 million as a result of higher fixed compensation costs, primarily attributable to an increase in the number of employees and higher incentive and sales compensation related to asset management activities.

Communications and Technology

Communications and technology expense increased 16% to $102.8 million due to new and expanded branch office locations, increased investments in technology and increased quote and telephone usage due to an increase in the number of employees.

Occupancy

Occupancy costs increased 7% to $51.7 million as a result of additional costs for new and expanded branch office locations and the impact of acquired companies.

Amortization of Intangible Assets

Amortization of intangible assets increased $1.4 million or 13% due to business acquisitions.

Other Expenses

Other expenses increased 8% to $123.4 million. This increase is primarily attributable to the impact of a full year of expenses of Legg Mason Investors, increased promotional expenses and costs associated with the acquisition of Perigee Investment Counsel Inc. These increases were offset in part by a decrease in floor brokerage and clearing fees.

Income Tax Provision

The income tax provision rose 5% to $109.6 million in fiscal 2001 as a result of increased pre-tax earnings and an increase in Legg Mason's effective tax rate to 41.2% in fiscal 2001 from 40.9% in the prior year. The increase in the effective tax rate is primarily attributable to non-deductible foreign losses and higher statutory tax rates in foreign jurisdictions.

Liquidity and Capital Resources

The primary objective of our capital structure and funding practices is to appropriately support Legg Mason's business strategies, as well as the regulatory capital requirements of our subsidiaries, and to provide needed liquidity at all times. Liquidity and the access to liquidity are essential to the success of our on-going operations. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. We continue to explore potential acquisition opportunities as a means of diversifying our businesses. These opportunities may involve acquisitions that are material in size and may require, among other things, the raising of additional capital and/or the issuance of additional debt.

We emphasize diversification of funding sources and seek to manage exposure to refinancing risk. Legg Mason has committed short-term financing on both a secured and unsecured basis. Secured financing is obtained through the use of securities lending agreements and secured bank loans, which are primarily collateralized by short-term U.S. government and agency securities, highly-rated corporate debt, money market funds and equity securities. Short-term funding is generally obtained at rates based upon benchmarks such as federal funds, LIBOR or money market rates.

We maintain a committed, unsecured revolving credit facility of $100 million that matures on June 30, 2003 for general corporate purposes. The facility has restrictive covenants that require us, among other things, to maintain specified levels of net worth and debt-to-equity ratios. There were no borrowings outstanding under the facility as of March 31, 2002 and 2001. Our real estate service subsidiary has two committed short-term financing facilities that mature on September 15, 2002 and are used in connection with its business operations. The first is a $50 million warehouse line of credit from a national bank ($3.6 million and $4.9 million outstanding at March 31, 2002 and 2001, respectively) that is used to provide interim financing for the funding of commercial mortgage loans. The Parent is a guarantor on this credit facility. The weighted average interest rates for fiscal 2002 and fiscal 2001 were 3.80% and 5.58%, respectively. The second credit facility is a financing agreement with the same national bank that allows for borrowing funds for short-term investing of up to $125 million at an interest rate of 0.80% based upon the amount of customer escrow funds that are on deposit with the same bank. The credit facility is collateralized by the securities that are purchased with the funds, which are primarily short-term U.S. government and agency securities, highly rated corporate commercial paper and money market funds. There were no outstanding balances on this line as of March 31, 2002 and 2001. We have maintained compliance with all applicable covenants of these facilities throughout the year. In the event that we fail to meet the covenants specified by these credit facilities, these lines of credit may not be available to us.

Legg Mason also maintains uncommitted credit facilities from several banks and financial institutions. Uncommitted facilities consist of lines of credit that we have been advised are available, but for which no contractual lending obligation exists. As such, these uncommitted facilities would likely be unavailable to us if any material adverse effect on our financial condition occurred. We have not relied on the issuance of short-term commercial paper to fund our operating needs nor do we utilize unconsolidated special purpose entities to provide operating liquidity.

Legg Mason's assets consist primarily of cash and cash equivalents, collateralized short-term receivables, investment advisory fee receivables, securities owned and borrowed, intangible assets and goodwill. Our assets are principally funded by payables to customers, securities loaned, bank loans, long-term debt and equity. The collateralized short-term receivables consist primarily of customer margin loans, securities purchased under agreements to resell and securities borrowed, all of which are secured by U.S. government and agency securities and corporate debt and equity securities. The investment advisory fee receivables, although not collateralized, are short-term in nature and collectibility is reasonably certain. Excess cash is currently invested primarily in institutional money market funds. The highly liquid nature of our assets provides us with flexibility in financing and managing our anticipated operating needs.

Legg Mason's total assets increased $1.2 billion from $4.7 billion at March 31, 2001 to $5.9 billion at March 31, 2002. This increase was principally due to a net increase in intangible assets and goodwill of $446.6 million and $341.3 million, respectively, primarily the result of the acquisitions of PCM and Royce. The increase in intangible assets and goodwill was accompanied by a corresponding increase in long-term debt of $679.7 million, which was the primary source of funds for the acquisitions of PCM and Royce. Stockholders' equity surpassed the one billion dollar mark for the first time in Legg Mason's history. As of March 31, 2002, stockholders' equity was $1.1 billion. Cash and cash equivalents decreased $87.8 million, which primarily reflects the use of cash in connection with the acquisitions of PCM and Royce. For fiscal 2002, cash flows from operating activities provided approximately $86.3 million, primarily attributable to net earnings, adjusted for non-cash charges. Cash and securities segregated for regulatory purposes or deposited with clearing organizations increased $486.3 million reflecting an increase in customer credit account balances and a decrease in customer margin account balances.

As of March 31, 2002, Legg Mason had three long-term fixed rate debt facilities. We had $100 million outstanding of senior notes due February 15, 2006, which bear interest at a stated rate of 6.5%. The notes were originally issued in February 1996 at a discount to yield 6.57%. During fiscal 2002, we issued long-term fixed rate debt to fund acquisitions.

On June 6, 2001, we issued $567 million principal amount at maturity of zero-coupon contingent convertible senior notes due on June 6, 2031, resulting in net proceeds of approximately $244 million. The convertible notes were issued in a private placement to qualified institutional buyers at an initial offering price of $440.70 per $1,000 principal amount at maturity. The discounted price reflects a yield to maturity of 2.75% per year. Upon certain events, including the sale price of our stock reaching certain thresholds, the convertible notes being rated below specified credit ratings and the convertible notes being called for redemption, each note is convertible into 7.7062 shares of our common stock, subject to adjustment. We may redeem the convertible notes for cash on or after June 6, 2006 at their accreted value. In addition, we may be required to repurchase the convertible notes at their accreted value, at the option of the holders, on June 6, 2003, 2005, 2007, 2011 and every five years thereafter until 2026 or upon a change in control of Legg Mason. Such repurchases can be paid in cash, shares of our common stock or a combination of both. Approximately 4.4 million shares of common stock are reserved for issuance upon conversion.

On July 2, 2001, we issued $425 million principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were sold at a discount to yield 6.80%. The net proceeds were approximately $421 million.

On August 1, 2001, Legg Mason purchased PCM for cash of $682 million, excluding acquisition costs. The transaction includes two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.4 billion. As such, we may be required to make maximum payments in the amount of $400 million on August 1, 2004 and $300 million on August 1, 2006 if certain conditions are met. On October 1, 2001, we completed the acquisition of Royce for cash of $115 million, excluding acquisition costs. The transaction includes three contingent payments based on Royce's revenue growth for the years ending on the third, fourth and fifth anniversaries of closing, with the aggregate purchase price to be no more than $215 million. We may, therefore, be required to make a maximum payment in the amount of $100 million on October 1, 2004 as part of this acquisition if certain conditions are met. We have the option to pay as much as 50% of the remaining purchase price for Royce in common stock. We expect to fund these commitments through operations, available lines of credit or the capital markets. In addition to PCM and Royce, we acquired two smaller investment management firms for approximately $7.6 million in cash.

As of March 31, 2002, we had $75 million remaining for the issuance of additional debt or convertible debt securities pursuant to a shelf registration statement. A shelf filing permits us to register securities in advance and then sell them when financing needs arise or market conditions are favorable. We intend to use the shelf registration for general corporate purposes including the expansion of our business. There are no assurances as to the terms of any securities that may be issued pursuant to the shelf registration since they depend on market conditions and interest rates at the time of issuance.

Certain finance subsidiaries of Legg Mason previously issued secured, fixed rate long-term debt in connection with their investment operations. The long-term debt of the finance subsidiaries is scheduled to mature in fiscal 2003. As described in Market Risk below, there are specific assets that were purchased with the proceeds of the debt that will mature or will be available for sale to meet this obligation.

During fiscal 2002, the Board of Directors authorized Legg Mason, at its discretion, to purchase up to 3 million shares of its own common stock. As of March 31, 2002, we repurchased 136,800 shares for $7.1 million. In fiscal 2002 and 2001, we paid cash dividends of $25.1 million and $23.6 million, respectively.

The Parent's broker-dealer subsidiaries are subject to the requirements of the Securities and Exchange Commission's Uniform Net Capital Rule, which is designed to measure the general financial soundness and liquidity of broker-dealers. As of March 31, 2002, the broker-dealer subsidiaries had aggregate net capital of $310.6 million, which exceeded minimum net capital requirements by $289.4 million. The amount of the broker-dealers' net assets that may be distributed is subject to restrictions under applicable net capital rules. The Parent's trust subsidiary is subject to the requirements of the Office of Thrift Supervision, which requires compliance with two overlapping sets of regulatory capital standards. We believe that the trust subsidiary has met all capital adequacy requirements to which it is subject.

Contractual and Contingent Obligations

Legg Mason has contractual obligations to make future payments in connection with our short and long-term debt and non-cancelable lease agreements. In addition, we may also be required to make contingent payments under business purchase agreements if certain future events occur. See Notes 2, 7, 8 and 9 of Notes to Consolidated Financial Statements for additional disclosure related to our commitments.

The following table sets forth these contractual and contingent obligations by fiscal year:

Contractual and Contingent Obligations

(in millions)	2003	2004	2005	2006	2007	Thereafter	Total
Contractual Obligations:							
Short-term borrowings by contract maturity	$ 3.6	$ —	$ —	$ —	$ —	$ —	$ 3.6
Long-term borrowings by contract maturity (a)	100.9	264.0	—	100.0	—	425.0	889.9
Coupon interest on long-term borrowings	35.2	35.2	35.2	35.2	31.9	43.0	215.7
Minimum rental commitments	61.8	47.5	34.9	26.0	21.1	47.3	238.6
Total Contractual Obligations	$ 201.5	$ 346.7	$ 70.1	$ 161.2	$ 53.0	$ 515.3	$ 1,347.8
Contingent Obligations:							
Contingent payments related to business acquisitions (b)	3.6	1.0	500.0	13.8	300.0	—	818.4
Total Contractual and Contingent Obligations (c)	$ 205.1	$ 347.7	$ 570.1	$ 175.0	$ 353.0	$ 515.3	$ 2,166.2

(a) The amount reflected for long-term borrowings due in 2003 represents notes payable of finance subsidiaries. This obligation will be funded by proceeds from the related investments, which will mature or will be available for sale in 2003. Payments in 2004 reflect amounts that may be due to holders of the zero-coupon contingent convertible senior notes, which represents the accreted value on the earliest possible date that the holders may require us to purchase the notes. Legg Mason may choose to pay the purchase price in cash, shares of our common stock or a combination of both.

(b) The amount of contingent payments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of business purchase agreements.

(c) The table above does not include approximately $10.3 million in capital commitments to investment partnerships in which Legg Mason is a limited partner. These obligations will be funded, as required, through the end of the commitment periods that range from 2005 to 2010.

Risk Management

Risk is an inherent part of our business and activities. The extent to which we properly and effectively identify, assess, monitor and manage each of the various types of risk involved in our activities is critical to our soundness and profitability. We seek to identify, assess, monitor and manage the following principal risks involved in our business activities: funding, market, credit, operational and legal.

Risk management at Legg Mason is a multi-faceted process that requires communication, judgment and knowledge of financial products and markets. Senior management takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment and control of various risks. Currently, we have four formal risk management committees: credit, capital markets commitments, new products and new business. Our risk management policies, procedures and methodologies are fluid in nature and are subject to ongoing review and modification. Funding risk is discussed in "Liquidity and Capital Resources."

Market Risk

The potential for changes in the value of the financial instruments we own is referred to as market risk. Our market risk generally represents the risk of loss that may result from a change in the value of a financial instrument as a result of fluctuations in interest rates, credit spreads, equity prices and the correlation among them, along with the level of volatility. Interest rate risks result primarily from exposure to changes in the yield curve, the volatility of interest rates, mortgage prepayments and credit spreads. Equity price risks result from exposure to changes in prices and volatilities of individual equities, equity baskets and equity indices.

Legg Mason makes dealer markets in equity and debt securities. To facilitate customer order flow, we may be required to own equity and debt securities in our trading and inventory accounts. The majority of our trading and inventory accounts consist of fixed income debt instruments. We attempt to hedge our exposure to market risk by managing our net long or short position. For example, we may hedge a municipal portfolio by taking an offsetting position in a related futures contract. Due to imperfections in correlations, gains and losses can occur even for positions that are hedged. Position limits in trading and inventory accounts are established and monitored on an ongoing basis. Each day, consolidated position and exposure reports are prepared and distributed to various levels of management, which enable management to monitor inventory levels and results of the trading groups. We also monitor inventory aging, pricing, concentration and securities ratings.

The following table categorizes Legg Mason's market risk sensitive financial instruments:

Financial Instruments with Market Risk at March 31, 2002

(in thousands)	Years to Maturity 1 or less	1 to 5	5 to 10	Over 10	Total
Fair Value of Trading Securities:					
U.S. government and agencies	$ —	$ (21,169)	$ (984)	$ 9,870	$ (12,283)
Corporate debt	7,076	7,254	1,172	4,657	20,159
State and municipal bonds	52,886	2,173	3,148	19,482	77,689
Total debt securities	59,962	(11,742)	3,336	34,009	85,565
Equity and other securities	—	—	—	10,235	10,235
Total trading securities	$ 59,962	$ (11,742)	$ 3,336	$ 44,244	$ 95,800
Fair Value of Other Financial Instruments:					
U.S. government and agencies	$ 123,114	$ 996	$ 206	$ 2,765	$ 127,081
Corporate debt	6,657	—	—	—	6,657
Total debt securities	129,771	996	206	2,765	133,738
Equity and other securities	—	—	—	16,858	16,858
Total other financial instruments	$ 129,771	$ 996	$ 206	$ 19,623	$ 150,596
Total trading and other financial instruments	$ 189,733	$ (10,746)	$ 3,542	$ 63,867	$ 246,396
Weighted Average Yield:					
U.S. government and agencies	3.10%	4.67%	5.41%	5.40%	
Corporate debt	2.26	5.47	6.07	6.47	
State and municipal bonds	1.37	3.86	4.54	4.99	

Financial Instruments with Market Risk at March 31, 2001

(in thousands)	Years to Maturity 1 or less	1 to 5	5 to 10	Over 10	Total
Fair Value of Trading Securities:					
U.S. government and agencies	$ 3	$ (24,183)	$ 77	$ 760	$ (23,343)
Corporate debt	1,514	10,939	7,184	15,158	34,795
State and municipal bonds	755	8,901	22,670	40,226	72,552
Total debt securities	2,272	(4,343)	29,931	56,144	84,004
Equity and other securities	—	—	—	4,370	4,370
Total trading securities	$ 2,272	$ (4,343)	$ 29,931	$ 60,514	$ 88,374
Fair Value of Other Financial Instruments:					
U.S. government and agencies	$ 65,156	$ 256	$ 281	$ 4,101	$ 69,794
Corporate debt	2,184	—	—	—	2,184
Total debt securities	67,340	256	281	4,101	71,978
Equity and other securities	—	—	—	6,521	6,521
Total other financial instruments	$ 67,340	$ 256	$ 281	$ 10,622	$ 78,499
Total trading and other financial instruments	$ 69,612	$ (4,087)	$ 30,212	$ 71,136	$ 166,873
Weighted Average Yield:					
U.S. government and agencies	5.29%	5.27%	5.03%	6.03%	
Corporate debt	5.43	6.86	6.39	7.76	
State and municipal bonds	4.61	4.09	4.07	4.53	

The tables include net long and short values, which is consistent with the way the firm manages risk exposure. See Notes 4 and 5 of Notes to Consolidated Financial Statements for the related gross long and short fair values of financial instruments owned and investments. Fair value of other financial instruments includes U.S. treasury securities segregated for regulatory purposes of $122.9 million and $64.4 million at March 31, 2002 and 2001, respectively.

The purpose of Legg Mason Investors' finance subsidiaries (see Note 2 of Notes to Consolidated Financial Statements) is to raise funds by issuing secured fixed rate loan securities and to use the proceeds to invest in a portfolio of bonds issued by various financial institutions which are not generally available to the public in tranches small enough for the retail investor. The Investments of finance subsidiaries and the Notes payable of finance subsidiaries on the Consolidated Statements of Financial Condition are directly related, have offsetting risk characteristics and do not represent a material market risk to Legg Mason. Additionally, claims of the note holders are limited to the assets of the finance subsidiaries, which limits our exposure to default risk on the investments. The assets and liabilities of the finance subsidiaries mature or are available for sale during fiscal 2003.

In addition to the financial instruments included in the table, we have three long-term debt facilities, which are described in "Liquidity and Capital Resources." Our net investments in foreign subsidiaries are impacted by fluctuations of foreign exchange rates. These fluctuations are recorded as a component of stockholders' equity and are not material to our financial condition. For fiscal 2002, the impact of currency fluctuations on our results of operations was not material.

Credit Risk

Credit risk represents the loss that we would incur if a client, counterparty or issuer of securities or other instruments held by Legg Mason fails to perform its contractual obligations to us. We follow industry practice to reduce credit risk related to various investing and financing activities by obtaining and maintaining collateral. Credit exposure associated with our private client business consists primarily of customer margin accounts, which are monitored daily. We monitor exposure to industry sectors and individual securities and perform sensitivity analyses on a regular basis in connection with our margin lending activities. We adjust margin requirements if we believe the risk exposure is not appropriate based on market conditions.

Operational Risk

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in our operating systems, business disruptions and inadequacies or breaches in our internal control processes. We operate different businesses in diverse markets and we are reliant on the ability of our employees and systems to process high numbers of transactions often within short time frames. In the event of a breakdown or improper operation of systems, human error or improper action by employees, Legg Mason could suffer financial loss, regulatory sanctions or damage to its reputation. In order to mitigate and control operational risk, we have developed and continue to enhance policies and procedures that are designed to identify and manage operational risk at appropriate levels. For example, we have procedures that require that all transactions are confirmed on a timely basis, that position valuations are subject to periodic independent review procedures and that collateral and adequate documentation are obtained from counterparties in appropriate circumstances. September 11 heightened the need for comprehensive disaster recovery plans. Disaster recovery plans exist for our critical systems, and redundancies are built into the systems as deemed appropriate. We believe that our disaster recovery program, including off-site back-up technology and operational facilities, is adequate to handle a reasonable business disruption. However, there can be no assurances that a disaster directly affecting our headquarters or our operations center would not have a material adverse impact. Insurance and other safeguards might only partially reimburse us for our losses. We also use periodic self-assessments, internal audit reviews and independent consultants as a further check on operational risk and exposure.

Legal Risk

Legal risk includes the risk of non-compliance with applicable legal and regulatory requirements. Legg Mason is subject to extensive regulation in the different jurisdictions in which we conduct our business. We have various procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, credit granting, collection activities, money-laundering and record keeping.

Critical Accounting Policies

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding the reported results of operations and the financial position of Legg Mason. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on our consolidated financial statements.

We consider the following to be among Legg Mason's current accounting policies that involve significant estimates or judgments.

Valuation of Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value. Cash and securities segregated for regulatory purposes or deposited with clearing organizations, Financial instruments owned, Investment securities, Investments of finance subsidiaries and Financial instruments sold, but not yet purchased on the Consolidated Statements of Financial Condition include forms of financial instruments. Unrealized gains and losses related to these financial instruments are reflected in net earnings or other comprehensive income, depending on the underlying purpose of the instrument. Where available, we use prices from independent sources such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately held securities that do not have readily determinable fair values, the determination of fair value requires management to estimate the value of the securities based upon available information such as projected cash flows and a review of the financial and market conditions of the underlying company. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of the same security without restriction but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. For instance, we generally assume that the size of positions in securities that we hold would not be large enough to affect the quoted price of the securities if we sell them, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized upon disposition could be different from the current carrying value.

We evaluate our non-trading securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the current value for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and its current fair value is recognized as a charge to earnings in the period in which the impairment is determined.

As of March 31, 2002, we own approximately $4.6 million of financial instruments that are valued solely on our assumptions or estimates.

Intangible Assets and Goodwill

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. In addition, it provides that the cost of an acquired entity must be allocated to the assets acquired, including identifiable intangible assets, and liabilities assumed based on their estimated fair values at date of acquisition. The excess cost over the fair value of the net assets acquired must be recognized as goodwill.

SFAS No. 142 provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired, primarily asset management contracts and trade names, based upon certain estimates and assumptions including projected future cash flows, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates and investment performance. The determination of estimated contract lives requires judgement based upon historical client turnover and attrition rates and the probability that contracts with termination dates will be renewed.

The value of contracts to manage assets in mutual funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to mutual fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage mutual funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

For significant acquisitions, including PCM and Royce, we engage the services of third party consultants to perform independent valuations of assets acquired and liabilities assumed.

As of March 31, 2002, we had $443.4 million in goodwill, $158.7 million in indefinite-life intangible assets and $335.3 million in amortizable intangible assets. The estimated useful lives of our amortizable intangible assets range from 5 to 20 years.

Intangible assets subject to amortization are reviewed for impairment at each reporting period utilizing an undiscounted cash flow analysis. SFAS No. 142 requires intangible assets with indefinite lives and goodwill to be reviewed for impairment at least annually based on a fair value analysis. If an asset is impaired, the difference between the value of the asset reflected on our financial statements and its current fair value must be recognized as an expense in the period in which the impairment occurs. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows.

Goodwill is impaired when the carrying amount of a reporting unit exceeds the fair value of the reporting unit. In estimating the fair value of the reporting unit, we use valuation techniques based on multiples of revenues and discounted cash flows, similar to the models we employ in analyzing the purchase price of an acquisition target. Substantially all of our goodwill is assigned to our asset management operating segment. We have defined our asset management reporting units to be wealth management, institutional and mutual funds, which are one level below the operating segment.

During fiscal 2002, Legg Mason recognized an impairment charge of $1.2 million related to terminated asset management contracts acquired in a prior business combination. As of March 31, 2002, we have determined that our goodwill and indefinite life intangible assets have not been impaired, based upon the methods described above.

Some of our business acquisitions, such as PCM and Royce, involved closely held companies in which certain key employees were also owners of those companies. In establishing the overall purchase price, we may include contingent consideration whereby only a portion of the purchase price is paid on the acquisition date. These contingent payments are consistent with our methods of valuing and establishing the purchase price, and we record these payments as additional purchase price and not compensation when the contingencies are met. Generally contingent payments are recorded as additional goodwill.

Reserves for Losses and Contingencies

Legg Mason is the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions which primarily allege violations of securities laws and seek unspecified damages which could be substantial. Legg Mason has also been involved in governmental and self regulatory agency investigations and proceedings. In accordance with SFAS No. 5 "Accounting for Contingencies," we have established reserves for potential losses that may result from such complaints, legal actions, investigations and proceedings. In establishing these reserves, we use our judgment to determine the probability that losses may be incurred and a reasonable estimate of the amount of the losses. In making these decisions, we base our judgments on our knowledge of the situations, consultation with legal counsel and our experience. If our judgments prove to be incorrect, our reserves may not accurately reflect actual losses that result from these actions, which could materially affect results in the period the expenses are ultimately determined. See Note 9 of Notes to Consolidated Financial Statements for additional disclosures regarding contingencies.

Special Purpose Entities

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. We do not utilize SPEs as a form of financing or to provide liquidity, nor have we recognized any gains from the sale of assets to SPEs.

Our primary relationship with SPEs involves one of our asset management subsidiaries, which is the collateral manager of a Collateralized Debt Obligation ("CDO") SPE. The CDO was established during fiscal 2002 as a vehicle for investors and issued approximately $383 million of debt and acquired a portfolio consisting primarily of high quality asset-backed securities. We did not sell any assets to the CDO. For our services as collateral manager, we receive senior and subordinated management fees up to approximately $1.5 million annually. We may be removed as collateral manager under certain conditions. Currently, we do not own an equity interest in the entity, however, we have entered into a derivative contract whereby we may purchase $4.2 million of preference shares (approximately 1% of the entity) in four years. Other than this derivative, we have no financial commitments or guarantees to the CDO and the underlying debt is non-recourse to us as collateral manager. As such, we do not consolidate this entity.

The FASB has currently undertaken a project to address accounting for SPEs and we will continue to monitor the FASB's project to determine whether or not consolidation of the CDO will be required in the future.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares. Diluted EPS does not include 4.4 million shares that may be issued upon conversion of the zero-coupon contingent convertible senior notes due to the contingent nature of the conversion feature, which provides for conversion only in limited circumstances, including the sale price of our common stock reaching certain thresholds, the notes being rated below specified credit ratings and the notes being called for redemption. In the event that the notes become convertible into shares of common stock, or the shares are required to be included in EPS, diluted EPS will likely be negatively impacted.

Forward-Looking Statements

Information or statements provided by or on behalf of Legg Mason from time to time, including those within this Fiscal 2002 Annual Report, may contain certain "forward-looking information," including information relating to anticipated growth in revenues or earnings per share, anticipated changes in our businesses or in the amount of client assets under management, anticipated expense levels, the expected effects of acquisitions and expectations regarding financial market conditions. We caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are outside of our control, including but not limited to those discussed below and in our Annual Report on Form 10-K for the year ended March 31, 2002. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Legg Mason's future revenues may fluctuate due to numerous factors, such as: the total value and composition of assets under management; the volume of trading in securities; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; the ability of Legg Mason to maintain investment management and administrative fees at current levels; the level of margin and customer account balances; competitive conditions in each of our business segments; the demand for investment banking services; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions.

Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred by Legg Mason as a result of changes in the number of total employees, competitive factors, or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill or in connection with litigation; and the effects of acquisitions.

Legg Mason's business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

Effects of Inflation

Based on today's modest inflationary rates and because our assets are primarily monetary in nature, consisting of cash and cash equivalents, securities and receivables, we believe that our assets are not significantly affected by inflation. The rate of inflation, however, can affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us.

Recent Accounting Developments

The FASB issued the following pronouncements that will be adopted by Legg Mason during fiscal 2003.

SFAS No. 143, "Accounting for Asset Retirement Obligations" requires the fair value of a liability to be recorded for costs associated with the retirement of tangible long-lived assets in the period in which the liability is incurred if it can be reasonably estimated.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement principally deals with implementation issues of SFAS No. 121, including developing a single accounting model for long-lived assets to be disposed of by sale.

SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 primarily provides guidance for reporting gains and losses from extinguishments of debt and sale-leaseback transactions.

We are currently evaluating the provisions of SFAS Nos. 143, 144 and 145 to determine the potential impacts, if any, to Legg Mason's consolidated financial statements.

Management's Discussion on Responsibility for Financial Reporting

The management of Legg Mason, Inc. and its subsidiaries (collectively "Legg Mason") is responsible for the preparation and fair presentation of the accompanying Consolidated Financial Statements and related Notes. Management is also responsible for the fair presentation of other financial data that is included in the Annual Report and believes that this information is accurate and consistent with the Consolidated Financial Statements and Notes, where applicable.

Management understands and recognizes the importance of safeguarding Legg Mason's assets. In connection with this, management believes that Legg Mason maintains a system of internal controls that is adequate to ensure that transactions are properly authorized, that its assets are safeguarded and that its financial records are reliable. The system of internal controls includes, but is not limited to, maintaining risk and operational management committees, maintaining internal audit, legal and compliance departments, establishing formal written policies and procedures and segregating key duties and functions, where appropriate. Due to the fact that the operational environment in which Legg Mason operates is constantly changing, management periodically evaluates and implements changes to improve its system of internal controls.

The Audit Committee of the Board of Directors participates in reviewing the adequacy of the system of internal controls and financial reporting. The Audit Committee consists of directors who are independent from Legg Mason. They meet regularly with management, the internal auditors as well as the independent accountants to review the scope of their work and findings.

Finally, the independent accounting firm of PricewaterhouseCoopers LLP has performed an audit of Legg Mason's financial statements. As part of the audit, management believes it has made available to PricewaterhouseCoopers LLP all of the financial records, related data and minutes of stockholders' and directors' meetings that PricewaterhouseCoopers LLP believed was necessary in order to render their independent audit report. As part of its audit, PricewaterhouseCoopers LLP obtains specific representations from management of Legg Mason. Management believes that all representations made to PricewaterhouseCoopers LLP during its audit were valid and accurate. A copy of the independent accountants' audit report follows.

Raymond A. Mason
Chairman, President and Chief Executive Officer

Timothy C. Scheve
Senior Executive Vice President
Chief Administrative Officer

Charles J. Daley, Jr.
Senior Vice President and Treasurer
Principal Financial Officer

Report of Independent Accountants

To the Board of Directors
and Stockholders of Legg Mason, Inc.

In our opinion, the accompanying consolidated statements of financial condition of Legg Mason, Inc. and Subsidiaries ("Legg Mason") and the related consolidated statements of earnings, changes in stockholders' equity, comprehensive income and cash flows present fairly, in all material respects, the consolidated financial position of Legg Mason at March 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Legg Mason's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 of Notes to Consolidated Financial Statements, effective April 1, 2001, Legg Mason adopted the provisions of Statements of Financial Accounting Standards No. 141 "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 3, 2002

Consolidated Statements of Earnings

(Dollars in thousands except per share amounts)

	Years ended March 31, 2002	2001	2000
Revenues			
Investment advisory and related fees	**$ 781,572**	$ 653,992	$ 563,463
Commissions	**330,893**	358,562	362,887
Principal transactions	**138,900**	124,556	126,267
Investment banking	**102,184**	65,877	68,905
Interest	**168,073**	282,201	223,030
Other	**56,990**	51,065	55,033
Total revenues	**1,578,612**	1,536,253	1,399,585
Interest expense	**127,271**	175,389	134,382
Net revenues	**1,451,341**	1,360,864	1,265,203
Non-Interest Expenses			
Compensation and benefits	**883,426**	804,776	749,147
Communications and technology	**98,956**	102,764	88,375
Occupancy	**62,186**	51,670	48,175
Amortization of intangible assets	**18,808**	12,387	10,953
Other	**134,716**	123,447	114,115
Total non-interest expenses	**1,198,092**	1,095,044	1,010,765
Earnings Before Income Tax Provision	**253,249**	265,820	254,438
Income tax provision	**100,313**	109,590	104,025
Net Earnings	**$ 152,936**	$ 156,230	$ 150,413
Earnings per Common Share			
Basic	**$ 2.35**	$ 2.45	$ 2.43
Diluted	**2.24**	2.30	2.27

See notes to consolidated financial statements.

Consolidated Statements of Financial Condition

(Dollars in thousands)

	March 31, 2002	March 31, 2001
Assets		
Cash and cash equivalents	$ 468,377	$ 556,148
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	2,501,613	2,015,348
Receivables:		
Customers	996,123	1,102,920
Brokers and dealers	69,466	35,322
Others	164,138	121,600
Securities borrowed	324,417	247,229
Financial instruments owned, at fair value	133,709	127,188
Investment securities, at fair value	27,737	14,050
Investments of finance subsidiaries	97,263	115,226
Equipment and leasehold improvements, net	69,146	71,645
Intangible assets, net	494,001	47,375
Goodwill	443,422	102,074
Other	150,202	131,501
Total Assets	$5,939,614	$4,687,626
Liabilities and Stockholders' Equity		
Liabilities		
Payables:		
Customers	$3,249,522	$2,909,147
Brokers and dealers	35,009	45,787
Securities loaned	279,615	252,925
Short-term borrowings	3,560	4,900
Financial instruments sold, but not yet purchased, at fair value	37,909	38,814
Accrued compensation	202,433	146,279
Other	169,896	143,084
Notes payable of finance subsidiaries	97,659	119,200
Long-term debt	779,463	99,770
Total Liabilities	4,855,066	3,759,906
Commitments and Contingencies (Note 9)		
Stockholders' Equity		
Common stock, par value $.10; authorized 250,000,000 shares; issued 64,443,574 shares in 2002 and 62,849,994 shares in 2001	6,444	6,285
Shares exchangeable into common stock	9,400	10,439
Additional paid-in capital	358,972	330,394
Deferred compensation and employee note receivable	(32,007)	(36,406)
Employee stock trust	(90,674)	(81,225)
Deferred compensation employee stock trust	90,674	81,225
Retained earnings	751,635	624,665
Accumulated other comprehensive loss, net	(9,896)	(7,657)
Total Stockholders' Equity	1,084,548	927,720
Total Liabilities and Stockholders' Equity	$5,939,614	$4,687,626

See notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	Years ended March 31, 2002	2001	2000
Common Stock			
Beginning balance	$ 6,285	$ 5,860	$ 5,638
Shares issued for:			
Stock option exercises	109	115	130
Deferred compensation trust	25	19	21
Deferred compensation	12	50	71
Exchangeable shares	27	241	—
Shares retired	(14)	—	—
Ending balance	6,444	6,285	5,860
Shares Exchangeable into Common Stock			
Beginning balance	10,439	19,527	19,527
Exchanges	(1,039)	(9,088)	—
Ending balance	9,400	10,439	19,527
Additional Paid-In Capital			
Beginning balance	330,394	271,687	215,387
Stock option exercises	17,607	17,073	17,440
Deferred compensation trust	11,517	9,128	13,411
Deferred compensation	5,558	23,659	25,449
Exchangeable shares	1,012	8,847	—
Shares retired	(7,116)	—	—
Ending balance	358,972	330,394	271,687
Deferred Compensation and Employee Note Receivable			
Beginning balance	(36,406)	(19,003)	(5,362)
Increase in unearned compensation	(5,076)	(22,820)	(14,342)
Repayment of employee note receivable	634	—	—
Amortization of deferred compensation	8,841	5,417	701
Ending balance	(32,007)	(36,406)	(19,003)
Employee Stock Trust			
Beginning balance	(81,225)	(50,699)	(18,475)
Shares issued to employee stock trust, net	(9,449)	(30,526)	(32,224)
Ending balance	(90,674)	(81,225)	(50,699)
Deferred Compensation Employee Stock Trust			
Beginning balance	81,225	50,699	(11,470)
Net increase in deferred compensation	9,449	30,526	62,169
Ending balance	90,674	81,225	50,699
Retained Earnings			
Beginning balance	624,665	493,696	368,804
Dividends declared	(25,966)	(24,817)	(25,521)
Adjustment to conform fiscal year of pooled entity	—	(444)	—
Net earnings	152,936	156,230	150,413
Ending balance	751,635	624,665	493,696
Accumulated Other Comprehensive Income (Loss), net			
Beginning balance	(7,657)	(959)	(2,080)
Unrealized holding gains (losses) on investment securities, net of taxes	(681)	2,767	731
Reclassification adjustment for (gains) losses included in net income, net of taxes	(1,161)	(354)	25
Unrealized losses on cash flow hedges, net of taxes	(172)	—	—
Foreign currency translation adjustment	(225)	(9,111)	365
Ending balance	(9,896)	(7,657)	(959)
Total Stockholders' Equity	$1,084,548	$ 927,720	$ 770,808

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

(Dollars in thousands)

	Years ended March 31,		
	2002	2001	2000
Net Earnings	**$152,936**	$156,230	$150,413
Other comprehensive income (loss):			
Foreign currency translation adjustment	**(225)**	(9,111)	365
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) arising during the year	**(348)**	3,230	866
Reclassification adjustment for (gains) losses included in net income	**(1,865)**	(582)	42
Net unrealized gains (losses) on investment securities	**(2,213)**	2,648	908
Deferred losses on cash flow hedges	**(277)**	—	—
Deferred income taxes	**476**	(235)	(152)
Total other comprehensive income (loss)	**(2,239)**	(6,698)	1,121
Comprehensive Income	**$150,697**	$149,532	$151,534

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Years ended March 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Net earnings	**$152,936**	$156,230	$150,413
Non-cash items included in earnings:			
Depreciation and amortization	**48,202**	36,448	30,774
Accretion and amortization of securities discounts and premiums, net	**6,909**	2,884	394
Originated mortgage servicing rights	**(2,068)**	(1,827)	(2,685)
Deferred compensation	**8,841**	5,417	6,131
Unrealized gains/losses on investments	**(2,029)**	4,490	(4,802)
Other	**1,620**	(582)	70
Deferred income taxes	**4,358**	4,959	(5,207)
Decrease (increase) in assets excluding acquisitions:			
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	**(486,265)**	(496,637)	(93,937)
Receivables from customers	**106,797**	283,756	(500,174)
Other receivables	**(50,634)**	14,798	(30,347)
Securities borrowed	**(77,188)**	424,023	(362,533)
Financial instruments owned	**(6,521)**	(24,281)	41,091
Other	**(13,778)**	(37,227)	8,965
Increase (decrease) in liabilities excluding acquisitions:			
Payable to customers	**340,375**	275,605	462,954
Payable to brokers and dealers	**(10,778)**	31,454	4,815
Securities loaned	**26,690**	(435,406)	376,513
Financial instruments sold, but not yet purchased	**(905)**	11,101	15,891
Accrued compensation	**29,562**	(1,951)	34,630
Other	**10,174**	(30,242)	36,505
Cash Provided by Operating Activities	**86,298**	223,012	169,461
Cash Flows from Investing Activities:			
Payments for:			
Equipment and leasehold improvements	**(20,785)**	(34,311)	(23,297)
Asset management contracts and mortgage servicing portfolios	**(2,657)**	(3,818)	(95)
Acquisitions, net of cash acquired	**(792,856)**	(16,601)	(87,637)
Proceeds from sale of assets	**—**	2,417	—
Net (increase) decrease in securities purchased under agreements to resell	**—**	170,643	(29,627)
Purchases of investment securities	**(25,304)**	(13,096)	(52,309)
Proceeds from sales and maturities of investment securities	**36,707**	129,279	54,034
Cash Provided by (Used for) Investing Activities	**(804,895)**	234,513	(138,931)
Cash Flows from Financing Activities:			
Net decrease in short-term borrowings	**(1,340)**	(18,390)	(25,972)
Net proceeds from issuance of long-term debt	**664,714**	—	—
Repayment of notes payable of finance subsidiaries	**(26,676)**	(105,909)	(678)
Issuance of common stock	**26,707**	21,037	20,780
Repurchase of common stock	**(7,130)**	—	—
Dividends paid	**(25,149)**	(23,615)	(24,509)
Cash Provided by (Used for) Financing Activities	**631,126**	(126,877)	(30,379)
Effect of Exchange Rate Changes on Cash	**(300)**	12,297	327
Net Increase (Decrease) in Cash and Cash Equivalents	**(87,771)**	342,945	478
Cash and Cash Equivalents at Beginning of Year	**556,148**	213,203	212,725
Cash and Cash Equivalents at End of Year	**$468,377**	$556,148	$213,203
Supplementary Disclosure			
Cash paid for:			
Income taxes	**$ 88,389**	$ 98,804	$ 97,280
Interest	**100,788**	176,460	127,224

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation
Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management, securities brokerage, investment banking and related financial services to individuals, institutions, corporations and municipalities.

The consolidated financial statements include the accounts of the Parent and its subsidiaries. All material intercompany balances and transactions have been eliminated. Unless otherwise noted, all per share amounts include both common shares of Legg Mason and shares issued in connection with the acquisition of Perigee Investment Counsel Inc. ("Perigee"), which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time. Where appropriate, prior years' financial statements have been reclassified to conform to the current year presentation.

Use of Estimates
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates and the differences could have a material impact on the consolidated financial statements.

Cash and Cash Equivalents
Cash equivalents are highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

Securities Purchased Under Agreements to Resell
Legg Mason invests in short-term securities purchased under agreements to resell collateralized by U.S. government and agency securities, which are included in Cash and securities segregated for regulatory purposes or deposited with clearing organizations. Securities purchased under agreements to resell are accounted for as collateralized financings. It is the policy of Legg Mason to obtain possession of collateral with a market value in excess of the principal amount loaned. Collateral is valued daily and Legg Mason may require counterparties to deposit additional collateral when appropriate. Securities purchased under agreements to resell are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements, plus accrued interest.

Securities Transactions
Customer securities transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Receivables from and payables to customers represent balances arising from cash and margin transactions. Securities owned by customers held as collateral for the receivable balances are not reflected in the consolidated financial statements. See Note 15 for a discussion of off-balance sheet risk.

Securities Lending
Securities borrowed and loaned are accounted for as collateralized financings and recorded at the amount of collateral advanced or received. Securities borrowed transactions require Legg Mason to deposit cash or other collateral with the lender. Legg Mason generally receives collateral in the form of cash for securities loaned. The fee received or paid by Legg Mason is recorded as interest income or expense. Legg Mason monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Financial Instruments
Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value. Cash and securities segregated for regulatory purposes or deposited with clearing organizations, Financial instruments owned, Investment securities, Investments of finance subsidiaries and Financial instruments sold, but not yet purchased on the Consolidated Statements of Financial Condition include forms of financial instruments.

The Parent and its non-broker-dealer subsidiaries hold debt and marketable equity investments which are generally classified as available-for-sale and held-to-maturity. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity and comprehensive income, net of applicable income taxes.

Debt securities held by Legg Mason's finance subsidiaries, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity. These investments are recorded at amortized cost and amortization of discount or premium is included in current period earnings.

Financial instruments used in trading activities of the Parent's primary broker-dealer subsidiary are recorded on a trade date basis and carried at fair value with unrealized gains and losses reflected in current period earnings. In addition, investments held by one of Legg Mason's asset management subsidiaries are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in earnings. Realized gains and losses for all investments are included in current period earnings.

Fair values are generally based upon prices from independent sources, such as listed market prices or broker or dealer price quotations. For investments in illiquid and privately-held securities that do not have readily determinable fair values, the determination of the fair value requires management to estimate the value of the security based upon available information, such as projected cash flows and a review of the financial and market conditions of the underlying company. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of the same security without restriction, but may be reduced by an amount estimated to reflect such restrictions. In addition, even where the value of a security is derived from an independent market price or broker or dealer quote, certain assumptions may be required to determine the fair value. Legg Mason generally assumes that the size of positions in securities that it holds would not be large enough to affect the quoted price of the securities if sold, and that any such sale would happen in an orderly manner. However, these assumptions may be incorrect and the actual value realized upon disposition could be different from the current carrying value.

Legg Mason evaluates its non-trading securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the current value for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the value of the investment security recorded on the financial statements and its current value is recognized as a charge to earnings in the period the impairment is determined.

As of March 31, 2002, Legg Mason has approximately $4.6 million of financial instruments that are valued solely based upon management's assumptions or estimates.

Equipment and Leasehold Improvements

Equipment and leasehold improvements consists primarily of furniture, communications and technology hardware and software and leasehold improvements. Equipment and leasehold improvements are reported at cost, net of accumulated depreciation and amortization of $78,015 and $71,895 at March 31, 2002 and 2001, respectively.

Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful life of the asset, while leasehold improvements are generally amortized over the term of the lease. Maintenance and repair costs are expensed as incurred. Depreciation and amortization expense was $25,801, $23,348 and $19,532 for 2002, 2001 and 2000, respectively.

Intangible Assets and Goodwill

Intangible assets consist principally of asset management contracts and trade names. Legg Mason also capitalizes costs incurred in acquiring mortgage servicing rights through loan origination activities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Intangible assets are amortized over their estimated useful lives, ranging from five to twenty years, using the straight-line method, unless the asset is determined to have an indefinite useful life. Amounts assigned to indefinite-life intangible assets primarily represent the value of contracts to manage assets in mutual funds, for which there is no foreseeable limit on the contract period and trade names.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," indefinite-life intangible assets and goodwill are not amortized.

Legg Mason periodically reviews its intangible assets and goodwill, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets are impaired and the amortization periods are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment occurs. Intangible assets subject to amortization are reviewed for impairment at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques based on multiples of revenues and discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Substantially all of Legg Mason's goodwill is assigned to the asset management operating segment. Legg Mason has defined the asset management reporting units to be wealth management, institutional and mutual funds, which are one level below the operating segment. See Note 6 for additional information regarding intangible assets and goodwill.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the statement of financial condition date. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in earnings.

Investment Advisory and Related Fees

Legg Mason earns investment advisory fees on assets in accounts managed by its subsidiaries, distribution fees on assets in company-sponsored mutual funds and asset-based fees on various types of single-fee brokerage accounts. In addition, Legg Mason earns fees for performing certain administrative services for its funds. Revenues from investment advisory and related activities are recognized over the period in which services are performed. Performance fees are recognized at the end of the performance period.

Investment Banking

Underwriting revenues and fees from advisory assignments are recorded when the underlying transaction is completed under the terms of the engagement. Expenses related to securities offerings in which Legg Mason acts as principal or agent are deferred until the related revenue is recognized. Expense reimbursements related to advisory activities are recorded as a reduction of related expenses.

Stock-Based Compensation

Legg Mason accounts for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" as permitted by SFAS No. 123, "Accounting for Stock-Based

Compensation." Legg Mason's stock-based compensation plans include stock options, restricted awards, stock purchase plans and deferred compensation payable in stock.

In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value (the exercise price is not less than the market price) on the date of grant. The pro forma effects of SFAS No. 123 on net income and earnings per share are presented in Note 13.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss represents cumulative foreign currency translation adjustments and net gains and losses on investment securities and cash flow hedges that are not reflected in earnings. At March 31, 2002 and 2001, Legg Mason's accumulated other comprehensive loss consists of $10,879 and $10,654, respectively, of foreign currency translation loss adjustments, $1,155 and $2,997, respectively, of unrealized gains on investment securities and $172 and $0, respectively, of unrealized losses on cash flow hedges.

Earnings Per Share

Basic earnings per share ("EPS") is calculated by dividing net earnings by the weighted average number of common shares outstanding. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares.

The following table presents the computations of basic and diluted EPS:

	Years ended March 31,		
(shares in thousands)	**2002**	2001	2000
Weighted average common shares outstanding	**65,211**	63,793	61,868
Potential common shares:			
Employee stock options	**2,567**	3,622	3,794
Shares related to deferred compensation	**484**	501	257
Shares issuable upon conversion of debentures	**—**	—	48
Total weighted average diluted common shares	**68,262**	67,916	65,967
Net earnings	**$152,936**	$ 156,230	$ 150,413
Adjustment related to deferred compensation, net of tax	**—**	—	(638)
Interest expense on convertible debentures, net of tax	**—**	—	18
Net earnings applicable to diluted common shares	**$152,936**	$ 156,230	$ 149,793
Basic EPS	**$ 2.35**	$ 2.45	$ 2.43
Diluted EPS	**2.24**	2.30	2.27

At March 31, 2002, 2001 and 2000, options to purchase 3,680,690 shares, 1,897,850 shares and 57,000 shares, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average price of the common shares for the period. In addition, at March 31, 2002, 2001 and 2000, 591,816 shares, 633,967 shares and 69,405 shares, respectively, held in an employee stock trust were antidilutive and therefore excluded from the computation of diluted earnings per share.

Diluted EPS does not include 4.4 million shares that may be issued upon conversion of the zero-coupon contingent convertible senior notes due to the contingent nature of the conversion features, which provides for conversion only in limited circumstances, including the sale price of our common stock reaching certain thresholds, the notes being rated below specified credit ratings and the notes being called for redemption.

Derivative Instruments

Effective April 1, 2001, Legg Mason adopted the provisions of SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires Legg Mason to report derivative instruments as assets or liabilities on the balance sheet and to measure those instruments at fair value. Legg Mason generally does not engage in derivative or hedging activities, except for limited trading-related activities at the Parent's primary broker-dealer subsidiary and in a transaction with a special purpose entity ("SPE").

The primary broker-dealer subsidiary uses futures contracts as a means of hedging interest rate risk in its trading activities. Gains and losses on these transactions are included in Principal transactions on the Consolidated Statements of Earnings. In addition, one of the Parent's asset management subsidiaries is the collateral manager of a Collateralized Debt Obligation ("CDO") SPE. Legg Mason entered into a forward purchase agreement to purchase a 1% interest in the entity. The value of derivatives at March 31, 2002 is not material to the consolidated financial statements.

Special Purpose Entities

SPEs are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. Legg Mason does not utilize SPEs as a form of financing or to provide liquidity.

One of the Parent's asset management subsidiaries is the collateral manager of a CDO SPE. The CDO was established during fiscal 2002 as a vehicle for investors and issued approximately $383 million of debt and acquired a portfolio consisting primarily of high quality asset-backed securities. Legg Mason did not sell any assets to the CDO. For its services as collateral manager, Legg Mason receives senior and subordinated management fees up to approximately $1.5 million annually. Legg Mason may be removed as collateral manager under certain conditions.

Currently Legg Mason does not own an equity interest in the CDO; however, a derivative contract was entered into whereby Legg Mason may purchase $4.2 million of preference shares (approximately 1% of the entity) in four years. Other than this derivative, Legg Mason has no financial commitments or guarantees to the CDO and the underlying debt is non-recourse to Legg Mason as collateral manager. As such, this entity is not consolidated.

The Financial Accounting Standards Board ("FASB") has undertaken a project to address the accounting for SPEs and Legg Mason will continue to monitor that project to determine whether or not consolidation of the CDO will be required in the future.

2. Business Combinations

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which provides that all business combinations initiated after June 30, 2001 shall be accounted for using the purchase method. Under the purchase method, net assets and results of operations of acquired companies are included in the consolidated financial statements from the date of acquisition. In addition, SFAS No. 141 provides that the cost of an acquired entity must be allocated to the assets acquired, including identifiable intangible assets, and the liabilities assumed based on their estimated fair values at the date of acquisition. The excess cost over the fair value of the net assets acquired must be recognized as goodwill.

On October 1, 2001, Legg Mason completed the acquisition of Royce & Associates, Inc. ("Royce") which manages small and micro-cap mutual funds. At the date of acquisition, Royce managed assets of approximately $4.7 billion. Legg Mason acquired Royce for an initial cash payment of $115,000 plus acquisition costs of $1,059. The acquisition of Royce fits Legg Mason's strategic objective to grow its asset management business. The determination of the purchase price was made on the basis of, among other things, the revenues, profitability and growth rates of Royce.

A summary of the fair values of the net assets acquired is as follows:

Liabilities, net	$ (829)
Fixed assets	1,272
Trade name	7,700
Asset management contracts	5,700
Mutual fund contracts	99,200
Goodwill	3,016
Total purchase price	$ 116,059

The fair value of the asset management contracts of $5,700 is being amortized over an average life of seven years. The value of the trade name, mutual fund contracts and goodwill are not subject to amortization. Goodwill is deductible for tax purposes and is attributable to the Asset Management segment.

The transaction also includes three contingent payments based on Royce's revenue growth for the years ending on the third, fourth and fifth anniversaries of closing, with the aggregate purchase price to be no more than $215,000. Legg Mason has the option to pay as much as 50% of the remaining purchase price in common stock. Any additional payments required as a result of the contingency will be allocated to goodwill.

On August 1, 2001, Legg Mason completed the acquisition of Private Capital Management, L.P. and its affiliated entities ("PCM") for cash of approximately $682,000 plus acquisition costs of $1,000. PCM, a leading high net worth investment manager, managed assets of approximately $8.6 billion at the date of acquisition. The acquisition of PCM fits Legg Mason's strategic objective to grow its asset management business. The determination of the purchase price was made on the basis of, among other things, the revenues, profitability and growth rates of PCM.

A summary of the fair values of the net assets acquired is as follows:

Current assets, net	$ 4,228
Fixed assets	1,903
Trade name	47,000
Asset management contracts	298,000
Goodwill	331,869
Total purchase price	$ 683,000

The fair value of the asset management contracts of $298,000 are being amortized over an average life of eighteen years. The value of the trade name and goodwill is not subject to amortization. Goodwill is deductible for tax purposes and is attributable to the Asset Management segment.

The transaction also includes two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. Any additional payments required as a result of the contingency will be allocated to goodwill.

The following unaudited pro forma consolidated results are presented as though the acquisitions of PCM and Royce had occurred as of the beginning of each period presented.

	Years ended March 31,	
	2002	2001
Net revenues	**$1,498,484**	$1,425,568
Net earnings	**$ 163,123**	$ 161,298
Earnings per common share:		
Basic	**$ 2.50**	$ 2.53
Diluted	**$ 2.39**	$ 2.37

On February 5, 2001, Legg Mason acquired an approximate 70% ownership interest in Barrett Associates, Inc. ("Barrett"), a high net worth asset manager for individuals, families, endowments and foundations. Legg Mason acquired this controlling interest for approximately $15,900, after a contingent purchase price adjustment. The acquisition was accounted for as a purchase. The fair value of the asset management contracts acquired of $5,747 is being amortized over 15 years. The excess of the purchase price over the fair value of assets acquired of $8,787 was recognized as goodwill. The ownership interest not owned by Legg Mason is recorded as minority interest and is not material. In April 2002, minority shareholders representing 11.6% of the outstanding shares of Barrett notified Legg Mason of their intention to exercise their rights to put shares to Legg Mason on June 30, 2002, for a purchase price of $3,116. Under the terms of the acquisition agreement, the remaining 18.4% interest will be acquired in 2006 for an additional amount up to $13,798 based on Barrett's revenues in the fifth year.

On May 26, 2000, Legg Mason completed the acquisition of Perigee, one of Canada's leading institutional investment managers. In April 2001, Perigee Inc. was merged into its operating subsidiary, Perigee Investment Counsel Inc. Under the terms of the acquisition agreement, each outstanding share of Perigee was exchanged for 0.387 of an exchangeable share of Legg Mason Canada Holdings, a subsidiary of Legg Mason. Holders of exchangeable shares have dividend, voting and other rights equivalent to those of common stockholders. These exchangeable shares are the economic equivalent of common shares of Legg Mason and may be exchanged for those shares on a one-for-one basis at any time. Legg Mason issued approximately 5.2 million exchangeable shares in this transaction. The acquisition was accounted for as a pooling of interests and, accordingly, all prior period consolidated financial statements were restated to include the combined results of operations, financial position and cash flows of Perigee.

In December 1999, Legg Mason completed the acquisition of Legg Mason Investors Holdings plc ("Legg Mason Investors"), formerly Johnson Fry Holdings PLC, a London-based retail fund management company. The acquisition was accounted for as a purchase. The total purchase price was approximately $72,000, including $67,000 of cash and $5,000 in liabilities. The excess of the purchase price over the tangible net assets acquired consists of goodwill of approximately $56,000 and intangible assets of approximately $8,000. The intangible assets represent contracts to manage assets in investment funds, which are deemed to have indefinite lives.

Legg Mason Investors has two finance subsidiaries. The purpose of the finance companies is to raise funds by issuing secured fixed rate loan securities, with a minimum maturity of five years, and to use the proceeds to invest in a portfolio of bonds issued by various financial institutions that are not generally available to the public in tranches small enough for the retail investor. See Notes 5 and 8.

On September 30, 1999, Legg Mason entered into a joint venture with Bingham Dana LLP, a Boston-based law firm, to acquire a 50% interest in its trust administration business for $10,000. The investment in this joint venture is being accounted for under the equity method.

On September 2, 1999, Legg Mason acquired the assets of Berkshire Asset Management, Inc. ("Berkshire") for $18,000. Berkshire provides investment management services for predominantly domestic equity and fixed income accounts for high net worth individuals and institutions. The acquisition was accounted for as a purchase. The fair value of the asset management contracts acquired of $7,587 is being amortized over 12 years. The excess of the purchase price over the fair value of net assets acquired of $10,033 was recognized as goodwill.

3. Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising from cash and margin transactions. Securities owned by customers are held as collateral for the receivable balances. Included in payable to customers are free credit balances of approximately $3,067,134 and $2,746,055 as of March 31, 2002, and 2001, respectively. Legg Mason pays interest on certain customer free credit balances held for investment purposes.

4. Financial Instruments Owned, at Fair Value

Securities positions used in Legg Mason's trading activities consist of the following at March 31:

	Financial instruments owned	
	2002	2001
U.S. government and agencies	**$ 18,448**	$ 10,945
Corporate debt	**26,073**	37,522
State and municipal bonds	**77,853**	73,314
Equity and other	**11,335**	5,407
Total	**$133,709**	$127,188

	Financial instruments sold, but not yet purchased	
	2002	2001
U.S. government and agencies	**$ 30,731**	$ 34,288
Corporate debt	**5,914**	2,727
State and municipal bonds	**164**	762
Equity and other	**1,100**	1,037
Total	**$ 37,909**	$ 38,814

At March 31, 2002 and 2001, Legg Mason had pledged securities owned of $300 and $352, respectively, as collateral to counterparties for securities loaned transactions and for commodities clearing requirements, which can be sold or repledged.

5. Investments

Legg Mason has two categories of investments: Investment securities and Investments of finance subsidiaries. These investments are generally classified as available-for-sale, held-to-maturity and trading as described in Note 1.

Investment securities consist of highly liquid debt and equity securities. Investments of finance subsidiaries consist of bonds issued by various financial institutions.

The proceeds and gross realized gains and losses from sales and maturities of available-for-sale and held-to-maturity investments are as follows:

	Years ended March 31, 2002	2001	2000
Available-for-sale:			
Proceeds	**$16,760**	$ 17,525	$54,034
Gross realized gains	**1,865**	621	423
Gross realized losses	**—**	(39)	(493)
Held-to-maturity:			
Proceeds	**$19,947**	$111,754	$ —

Investments as of March 31, 2002 and 2001 are as follows:

	2002	2001
Investment securities:		
Available-for-sale	**$ 12,067**	$ 13,116
Held-to-maturity	**—**	784
Trading	**8,605**	150
Non-qualifying[1]	**7,065**	—
Total	**$ 27,737**	$ 14,050
Investments of finance subsidiaries:		
Available-for-sale	**$ 97,155**	$ 96,320
Held-to-maturity	**108**	18,906
Total	**$ 97,263**	$115,226

[1] Non-qualifying for purposes of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities;" contains investments in private equity securities that do not have readily determinable fair values and non-trading securities held by the Parent's broker-dealer subsidiaries.

Information regarding Legg Mason's available-for-sale and held-to-maturity investments, categorized by maturity date, is as follows:

	March 31, 2002				March 31, 2001			
	Cost/ amortized cost	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**	Cost/ amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:								
Corporate debt:								
Within one year	**$102,762**	**$ 1,203**	**$(153)**	**$103,812**	$ 1,469	$ —	$ (69)	$ 1,400
One to five years	**—**	**—**	**—**	**—**	94,032	2,288	—	96,320
U.S. government and agency securities:								
Within one year	**250**	**5**	**—**	**255**	697	10	—	707
One to five years	**989**	**9**	**(2)**	**996**	249	7	—	256
Five to ten years	**193**	**13**	**—**	**206**	266	15	—	281
Over ten years	**2,674**	**96**	**(5)**	**2,765**	3,941	160	—	4,101
Equities	**1,102**	**153**	**(67)**	**1,188**	5,291	1,125	(45)	6,371
Total	**$107,970**	**$ 1,479**	**$(227)**	**$109,222**	$105,945	$3,605	$(114)	$109,436
Held-to-maturity:								
Corporate debt:								
Within one year	**$ —**	**$ —**	**$ —**	**$ —**	$ 19,581	$ 169	$ (68)	$ 19,682
Other debt securities:								
Within one year	**108**	**—**	**—**	**108**	—	—	—	—
One to five years	**—**	**—**	**—**	**—**	109	1	—	110
Total	**$ 108**	**$ —**	**$ —**	**$ 108**	$ 19,690	$ 170	$ (68)	$ 19,792

6. Intangible Assets and Goodwill

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life, unless the asset is determined to have an indefinite useful life. Goodwill and indefinite-life intangible assets must be tested for impairment at least annually. Legg Mason completed its testing of goodwill and indefinite-life intangible assets and has determined that there is no impairment as of March 31, 2002.

The results for the fiscal year ended March 31, 2002 include the effect of adopting SFAS No. 142, which resulted in an expense reduction of $7,785 ($6,737 net of tax). This expense reduction increased both basic and diluted earnings per share by $0.10 for the fiscal year ended March 31, 2002.

The pre-tax reduction of intangible amortization expense for the fiscal year represents the amount of amortization of goodwill and indefinite-life intangible assets that arose from acquisitions prior to June 30, 2001 and are no longer amortized. Amounts assigned to indefinite-life intangible assets primarily represent the value of contracts to manage assets in mutual funds and trade names.

The following table reflects consolidated results adjusted as if the adoption of SFAS No. 142 occurred as of the beginning of the fiscal year ended March 31, 2001:

	Years ended March 31,	
	2002	2001
Net earnings:		
As reported	**$152,936**	$156,230
Goodwill amortization	**—**	4,791
Indefinite-life intangibles amortization	**—**	1,039
As adjusted	**$152,936**	$162,060
Basic earnings per share:		
As reported	**$ 2.35**	$ 2.45
Goodwill amortization	**—**	0.07
Indefinite-life intangibles amortization	**—**	0.02
As adjusted	**$ 2.35**	$ 2.54
Diluted earnings per share:		
As reported	**$ 2.24**	$ 2.30
Goodwill amortization	**—**	0.07
Indefinite-life intangibles amortization	**—**	0.02
As adjusted	**$ 2.24**	$ 2.39

The following tables reflect the components of intangible assets as of March 31:

	2002	2001
Amortized intangible assets, cost:		
Asset management contracts	**$358,630**	$ 51,242
Mortgage servicing contracts	**8,926**	7,821
Total	**$367,556**	$ 59,063
Amortized intangible assets, accumulated amortization:		
Asset management contracts	**$ (29,617)**	$ (12,741)
Mortgage servicing contracts	**(2,655)**	(3,708)
Total	**$ (32,272)**	$ (16,449)
Indefinite-life intangible assets:		
Fund management contracts	**$104,017**	$ 4,761
Trade names	**54,700**	—
Total	**$158,717**	$ 4,761

During fiscal year 2002, Legg Mason recorded an impairment charge of $1,164, net of tax, representing the fair value of asset management contracts, acquired in a prior business combination, that were terminated during the period.

Estimated amortization expense for each of the next five fiscal years is as follows:

2003	$24,586
2004	23,481
2005	23,178
2006	22,745
2007	22,059

Legg Mason's carrying value of goodwill of $443,422 at March 31, 2002 is primarily attributable to its asset management reporting segment. The increase in the carrying value of goodwill since March 31, 2001 reflects the acquisitions of PCM, Royce and a Pennsylvania-based investment advisor (which was not material to Legg Mason's financial statements).

7. Short-Term Borrowings

Legg Mason obtains short-term financing on a secured and unsecured basis. The secured financing is obtained through the use of securities lending agreements and secured bank loans, which are primarily collateralized by agency, corporate and equity securities.

Legg Mason has a committed, secured compensating balance line of credit which allows for borrowings of up to $125,000, based on the amount of underlying customer escrow funds, that matures on September 15, 2002. Legg Mason intends to use the facility for short-term investing, with interest accruing at 0.80%. The facility is collateralized by the securities that are purchased with the funds. There were no borrowings outstanding under the facility at March 31, 2002 and 2001.

Legg Mason has a committed, unsecured revolving credit facility of $100,000 that matures on June 30, 2003. The facility has restrictive covenants that require Legg Mason, among other things, to maintain specified levels of net worth and debt-to-equity ratios. Legg Mason intends to use the facility for general corporate purposes including the expansion and diversification of its business. Interest on this facility is based upon federal funds rates, prime rates or LIBOR. There were no borrowings outstanding under the facility at March 31, 2002 and 2001.

Legg Mason has a committed, secured warehouse line of credit of $50,000 that matures on September 15, 2002. Legg Mason uses the facility to fund commercial mortgage loans. Outstanding loan balances were $3,560 and $4,900 at March 31, 2002 and 2001 with weighted average interest rates of 3.80% and 5.58%, respectively.

Legg Mason has maintained compliance with the applicable covenants of these facilities.

8. Long-term Debt

Legg Mason's long-term debt at March 31, 2002 consists of $423,979 of 6.75% senior notes, $255,667 of zero-coupon contingent convertible senior notes and $99,817 of 6.50% senior notes. During 2002, Legg Mason issued long-term fixed rate debt to fund acquisitions.

On July 2, 2001, Legg Mason issued $425,000 principal amount of senior notes due July 2, 2008, which bear interest at 6.75%. The notes were sold at a discount to yield 6.80%. The net proceeds of the notes were approximately $421,000, after payment of debt issuance costs.

On June 6, 2001, Legg Mason issued $567,000 principal amount at maturity of zero-coupon contingent convertible senior notes due on June 6, 2031, resulting in gross proceeds of approximately $250,000. The convertible notes were issued in a private placement to qualified institutional buyers at an initial offering price of $440.70 per $1,000 principal amount at maturity. The discounted price reflects a yield to maturity of 2.75% per year. Upon certain events, including the sale price of Legg Mason's common stock reaching certain thresholds, the convertible notes being rated below specified credit ratings and the convertible notes being called for redemption, each note is convertible into 7.7062 shares of Legg Mason's common stock, subject to adjustment. Legg Mason may redeem the convertible notes for cash on or after June 6, 2006 at their accreted value. In addition, Legg Mason may be required to repurchase the convertible notes at their accreted value, at the option of the holders, on June 6, 2003, 2005, 2007, 2011 and every five years thereafter until 2026 or upon a change of control in Legg Mason. Such repurchases can be paid in cash, shares of Legg Mason's common stock or a combination of both. The net proceeds of the offering were $244,375, after payment of debt issuance costs. The debt issuance costs are included in other assets and are being amortized over a two-year period up to the date of the first repurchase option of the holders. Approximately 4.4 million shares of common stock are reserved for issuance upon conversion.

Legg Mason also has outstanding $100,000 principal amount of senior notes due February 15, 2006, which bear interest at 6.50%. The notes were issued at a discount to yield 6.57%.

As described in Note 2, Legg Mason's finance subsidiaries issued a series of secured, fixed rate notes with a minimum maturity of five years. These obligations become due beginning October 2002 through March 2003 at interest rates ranging from 6.829% to 7.0%.

At March 31, 2002, Legg Mason had $75,000 available for the issuance of additional debt or convertible debt securities pursuant to a shelf registration statement.

As of March 31, 2002, the aggregate maturities of long-term debt, based on their contractual terms, are as follows:

2003	$ 100,851
2004	—
2005	—
2006	100,000
2007	—
Thereafter	992,000
Total	$1,192,851

The fair value of long-term debt at March 31, 2002 and 2001, was $798,942 and $97,480, respectively. These fair values are estimated using current market prices.

9. Commitments and Contingencies

Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for data processing and other services. These leases and service agreements expire on varying dates through 2013. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases. As of March 31, 2002, the minimum annual aggregate rentals are as follows:

2003	$ 61,762
2004	47,483
2005	34,906
2006	26,047
2007	21,066
Thereafter	47,336
Total	$ 238,600

The minimum rental commitments shown above have not been reduced by $17,627 of minimum sublease rentals to be received in the future under non-cancelable subleases. The table above also does not include aggregate rental commitments of $339 for furniture and equipment under capital leases, most of which is due in 2003.

Rental expense, under all operating leases and service contracts, was $70,024, $66,945 and $51,935 for 2002, 2001 and 2000, respectively. Rental expense was net of any sublease income received, which is not material in each of the three years.

As of March 31, 2002 and 2001, Legg Mason had commitments to invest $10,252 and $9,778, respectively, in limited partnerships that make private equity investments. These commitments will be funded as required through the end of the respective investment periods ranging from 2005 to 2010.

As discussed in Note 2, Legg Mason has contingent payments related to acquisitions. These payments are payable through fiscal 2007 and will not exceed $818,400.

Legg Mason enters into when-issued and underwriting commitments. Had the open transactions relating to these commitments as of March 31, 2002 been closed, the effect on the consolidated financial statements of Legg Mason would not have been material.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages which could be substantial. Legg Mason has also been involved in governmental and self regulatory agency investigations and proceedings. In accordance with SFAS No. 5 "Accounting for Contingencies," Legg Mason has established reserves for potential losses that may result from pending complaints, legal actions, investigations and proceedings. While the ultimate resolution of these actions cannot be currently determined, in the opinion of management, after consultation with legal counsel, the actions are expected to be resolved with no material adverse effect on Legg Mason's financial condition. However, if during any period a potential adverse contingency should become probable or resolved, the results of operations in that period could be materially affected. In addition, the ultimate costs of litigation-related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits and recoveries from indemnification, contribution or insurance reimbursement. During 2002, 2001, and 2000, Legg Mason recorded litigation-related charges of approximately $15,100 (net of recoveries of $11,100), $2,400 and $8,300, respectively.

10. Income Taxes

The components of income tax expense are as follows:

	2002	2001	2000
Federal	**$ 83,180**	$ 85,067	$ 81,499
Foreign	**4,657**	7,365	7,409
State and local	**12,476**	17,158	15,117
Total	**$100,313**	$ 109,590	$ 104,025
Current	**$ 95,955**	$ 104,631	$ 109,232
Deferred	**4,358**	4,959	(5,207)
Total	**$100,313**	$ 109,590	$ 104,025

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate follows:

	2002	2001	2000
Taxes at statutory rates	**$ 88,637**	$ 93,061	$ 89,053
State income taxes, net of federal income tax benefit	**8,109**	11,153	9,985
Tax-exempt interest income, net	**(937)**	(727)	(403)
Goodwill amortization	**—**	2,017	1,851
Foreign losses with no tax benefit	**1,197**	1,684	1,417
Differences in tax rates applicable to non-U.S. earnings	**595**	1,408	1,530
Other non-deductible expenses	**1,220**	1,099	1,110
Other, net	**1,492**	(105)	(518)
Total	**$100,313**	$109,590	$104,025

Components of Legg Mason's deferred tax assets and liabilities, included in other assets and liabilities, are as follows:

	2002	2001
Deferred tax assets:		
Accrued compensation and benefits	**$ 16,971**	$17,395
Accrued expenses	**15,820**	9,440
Operating loss carryforwards	**4,801**	6,896
Amortization	**—**	2,965
Other	**3,801**	1,201
Valuation allowance	**(4,697)**	(6,875)
Total	**$ 36,696**	$31,022
Deferred tax liabilities:		
Depreciation	**$ 1,454**	$ 931
Deferred expenses	**631**	1,003
Deferred income	**1,559**	1,071
Purchased intangibles	**7,071**	—
Amortization	**7,890**	—
Imputed interest	**1,239**	—
Total	**$ 19,844**	$ 3,005

At March 31, 2002 and 2001, the deferred tax valuation allowance was primarily for benefits related to net operating losses. These operating losses have two components: domestic (state) and foreign. The state net operating losses expire between 2004 and 2020. The foreign net operating losses will continue until utilized and otherwise have no expiration date.

11. Employee Benefits

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. In addition to discretionary contributions, Legg Mason matches 50% of employee 401(k) contributions up to 6% of employee compensation with a maximum of two thousand five hundred dollars per year. Contributions charged to operations amounted to $27,858, $27,782 and $29,478 in 2002, 2001 and 2000, respectively. In addition, employees can make voluntary contributions under certain plans.

12. Capital Stock

At March 31, 2002, the authorized numbers of common, preferred and exchangeable shares were 250 million, 4 million and an unlimited number, respectively. In addition, at March 31, 2002 and 2001, there were 12.8 million and 13.9 million shares of common stock, respectively, reserved for issuance under Legg Mason's stock option plans and 2.5 million and 2.8 million common shares, respectively, reserved for exchangeable shares in connection with the Perigee transaction (see Note 2). Additionally, at March 31, 2002, Legg Mason has approximately 4.4 million shares of common stock reserved for issuance upon conversion of the zero-coupon contingent convertible senior notes. Dividends declared but not paid at March 31, 2002, 2001 and 2000 were $6,695, $5,878 and $4,676, respectively.

During fiscal 2002, the Board of Directors approved a stock repurchase plan. Under this plan, Legg Mason is authorized to repurchase up to 3 million shares on the open market at its discretion. As of March 31, 2002, Legg Mason repurchased and retired 136,800 shares at a cost of $7,130.

13. Employee Incentive Plans

At March 31, 2002, 13.0 million shares were authorized to be issued under Legg Mason's active omnibus employee stock plan. In addition, deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in mandatory and elective plans. The vesting in the plans can range from immediate to periods up to six years and dividends are reinvested in common stock at a 5% discount. There is no limit on the number of shares authorized to be issued under these deferred arrangements. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in 20%, 25% or 33⅓% increments over 3 to 5 years and expire within 5 to 10 years from the date of grant.

Stock option transactions under the plans during the three years ended March 31, 2002 are summarized below:

	Number of shares	Weighted-average exercise price
Options outstanding at March 31, 1999	7,373,135	$18.49
Granted	1,613,600	35.84
Exercised	(1,349,288)	10.75
Canceled	(193,002)	27.02
Options outstanding at March 31, 2000	7,444,445	$23.43
Granted	2,023,310	51.71
Exercised	(1,181,885)	11.80
Canceled	(204,501)	31.72
Options outstanding at March 31, 2001	8,081,369	$32.00
Granted	2,334,950	48.52
Exercised	(1,117,867)	16.22
Canceled	(286,039)	41.13
Options outstanding at March 31, 2002	**9,012,413**	**$37.95**

The following information summarizes Legg Mason's stock options outstanding at March 31, 2002:

Exercise price range	Option shares outstanding	Weighted-average exercise price	Weighted-average remaining life (in years)
$ 6.30-$26.94	1,334,182	$15.73	2.1
26.95- 32.32	2,218,313	29.87	5.3
32.33- 48.49	1,890,228	38.68	5.9
48.50- 53.88	3,569,690	50.90	6.8

At March 31, 2002, 2001 and 2000, options were exercisable on 3,248,279 shares, 2,972,113 shares and 2,790,652 shares, respectively, and the weighted average exercise prices were $28.03, $20.28 and $14.54, respectively.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2002:

Exercise price range	Option shares exercisable	Weighted-average exercise price
$ 6.30-$26.94	1,079,231	$14.61
26.95- 32.32	1,353,626	29.66
32.33- 48.49	472,008	36.00
48.50- 53.88	343,414	52.87

During fiscal 2002, Legg Mason granted 22,448 shares of restricted common stock at a fair value of $46.64 per share. The restricted shares, granted under Legg Mason's employee stock plans, vest in 33⅓% increments over three years. Compensation expense is being recognized over the three-year vesting period. The restricted stock awards were non-cash transactions. In fiscal 2002, 2001 and 2000, Legg Mason recognized $952, $787 and $674, respectively, in compensation expense for grants made under Legg Mason's stock plans. In addition, $7,929, $4,631 and $6,399 was recognized as compensation expense in fiscal 2002, 2001 and 2000, respectively, for deferred compensation arrangements payable in shares of common stock.

The following table reflects pro forma results as if compensation expense associated with option grants is recognized over the vesting period:

	2002	2001	2000
Net earnings			
As reported	**$152,936**	$156,230	$150,413
Pro forma	**137,853**	146,364	143,903
Earnings per share			
As reported:			
Basic	**$ 2.35**	$ 2.45	$ 2.43
Diluted	**2.24**	2.30	2.27
Pro forma:			
Basic	**$ 2.11**	$ 2.29	$ 2.33
Diluted	**2.02**	2.16	2.17

The weighted average fair value of stock options granted in fiscal 2002, 2001 and 2000 using an option-pricing model, was $18.59, $20.15 and $13.00 per option share, respectively.

The following weighted average assumptions were used in the model for grants in fiscal 2002, 2001 and 2000:

	2002	2001	2000
Expected dividend yield	**0.81%**	0.85%	1.10%
Risk-free interest rate	**4.65%**	6.18%	6.02%
Expected volatility	**35.58%**	32.15%	27.68%
Expected lives(in years)	**5.66**	5.70	6.03

Legg Mason also has a stock option plan for non-employee directors. Options granted under the plan are immediately exercisable at a price equal to the fair value of the shares on the date of grant. Options issuable under the plan, limited to 1.1 million shares in aggregate, have a term of not more than ten years from the date of grant. At March 31, 2002, options on 531,920 shares have been granted, of which 372,292 are currently outstanding.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 3 million total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to stockholders' equity.

14. Deferred Compensation Stock Trust

In accordance with Emerging Issues Task Force ("EITF") Issue 97-14, "Accounting for Deferred Compensation Arrangements Where Amounts are Held in a Rabbi Trust and Invested," assets of rabbi trusts are to be consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts should be classified in stockholders' equity and generally accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as employee stock trust and deferred compensation employee stock trust, respectively. Shares held by the Plan at March 31, 2002 and 2001 were 3,044,413 and 2,855,192, respectively.

15. Off-Balance Sheet Risk and Concentration of Credit

In the normal course of business, Legg Mason executes, settles and finances customer and proprietary securities transactions. These activities expose Legg Mason to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

Securities transactions generally settle three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, Legg Mason may be required to purchase or sell securities at unfavorable market prices.

Legg Mason extends credit to customers, collateralized by cash and securities, subject to regulatory and internal requirements. Customer margin transactions include purchases of securities, sales of securities not yet purchased and option contracts. Legg Mason continually monitors margin requirements and requests customers to deposit additional collateral or reduce positions when necessary. Such transactions expose Legg Mason to risk in the event that margin requirements are insufficient to fully cover customer losses.

Legg Mason invests in short-term resale agreements collateralized by U.S. government and agency securities. Legg Mason generally takes possession of securities purchased under these agreements. Such transactions expose Legg Mason to risk in the event the counterparty does not repurchase the securities and the value of the collateral held is less than the underlying receivable. Legg Mason monitors the value of the collateral daily and requests additional collateral when necessary. Legg Mason borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. In addition, Legg Mason engages in conduit securities borrowing and lending activities in which it acts as an agent to facilitate settlement for other institutions. In both firm and conduit transactions, Legg Mason deposits or receives cash generally equal to 102% of the market value of the securities exchanged and monitors the adequacy of collateral levels on a daily basis. Legg Mason sells securities it does not currently own, and is obligated to subsequently purchase such securities at prevailing market prices. Legg Mason is exposed to risk of loss if securities prices increase prior to closing the transactions.

Legg Mason periodically borrows from banks on a collateralized basis utilizing firm securities. Should the counterparty fail to return customer securities pledged, Legg Mason is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

Legg Mason's customer financing and securities lending activities require Legg Mason to pledge customer securities as collateral for various financing sources such as bank loans and securities lending. At March 31, 2002, Legg Mason had approximately $1.3 billion of customer securities under customer margin loans that are available to be pledged, of which Legg Mason has repledged approximately $18,974 under securities loan agreements. In addition, Legg Mason has received collateral of approximately $312,712 under securities lending agreements, of which Legg Mason has repledged approximately $258,665. Legg Mason has also received collateral of approximately $2.3 billion under reverse repurchase agreements for its customer reserve requirement, none of which has been repledged.

16. Regulatory Requirements

The Parent's broker-dealer subsidiaries are subject to the Securities and Exchange Commission's Uniform Net Capital Rule. The rule provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would fall below specified levels. As of March 31, 2002, the broker-dealer subsidiaries had aggregate net capital, as defined, of $310,644, which exceeded required net capital by $289,361.

The Parent's principal broker-dealer subsidiary must maintain a separate account for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the broker-dealer to maintain the required amounts in cash or qualified securities.

The Parent's trust subsidiary is subject to the requirements of the Office of Thrift Supervision, which requires compliance with two overlapping sets of regulatory capital standards. As of March 31, 2002, the trust subsidiary met all capital adequacy requirements to which it is subject.

17. Business Segment Information

Legg Mason currently operates through four business segments: Asset Management, Private Client, Capital Markets and Other. The business segments are based upon factors such as the services provided and distribution channels served. Certain services that Legg Mason offers are provided to clients through more than one of our business segments. Legg Mason allocates certain common income and expense items among our business segments based upon various methodologies and factors.

The Asset Management segment provides investment advisory services to company-sponsored investment funds and asset management services to institutional and individual clients. Investment advisory and related fees earned by Asset Management vary based upon factors such as the type of underlying investment product, the amount of assets under management and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for meeting or exceeding performance benchmarks.

The Private Client segment distributes a wide range of financial products through its branch distribution network, including equity and fixed income securities, proprietary and non-affiliated mutual funds and annuities. Private Client consists of net interest from customers' margin loan and credit account balances, commissions and principal credits earned on equity and fixed income transactions in customer brokerage accounts, distribution fees earned on mutual funds and fees earned on fee-based brokerage and managed accounts. Sales credits associated with underwritten offerings initiated in the Capital Markets segment are reported in Private Client when sold through its branch distribution network.

The Capital Markets segment consists of Legg Mason's equity and fixed income institutional sales and trading and corporate and public finance advisory and underwriting activities. Sales credits associated with underwritten offerings are reported in Capital Markets when sold through institutional distribution channels. The results of this business segment also include realized and unrealized gains and losses on investments acquired in connection with merchant banking and investment banking activities.

The Other segment consists principally of Legg Mason's real estate service business and unallocated corporate revenues and expenses.

Business segment financial results are as follows:

	2002	2001	2000
Net revenues:			
Asset Management	**$ 557,876**	$ 445,029	$ 376,660
Private Client	**618,252**	707,366	694,214
Capital Markets	**242,168**	174,274	157,137
Other	**33,045**	34,195	37,192
Total	**$1,451,341**	$1,360,864	$1,265,203
Earnings before income tax provision:			
Asset Management	**$ 159,171**	$ 132,260	$ 129,536
Private Client	**53,345**	113,304	114,215
Capital Markets	**39,294**	15,571	5,027
Other	**1,439**	4,685	5,660
Total	**$ 253,249**	$ 265,820	$ 254,438

Legg Mason does not analyze asset information in all business segments.

Legg Mason principally operates in the United States, United Kingdom and Canada. Revenues and expenses for geographic purposes are generally allocated based on the location of the office providing the service. Results by geographic region are as follows:

	2002	2001	2000
Net revenues:			
United States	**$1,376,193**	$1,285,453	$1,211,200
United Kingdom	**37,312**	36,422	18,894
Canada	**29,006**	32,544	28,720
Other	**8,830**	6,445	6,389
Total	**$1,451,341**	$1,360,864	$1,265,203
Earnings before income tax provision:			
United States	**$ 242,935**	$ 257,224	$ 246,950
United Kingdom	**(3,783)**	(8,663)	(5,732)
Canada	**11,945**	15,017	15,297
Other	**2,152**	2,242	(2,077)
Total	**$ 253,249**	$ 265,820	$ 254,438

Quarterly Financial Data

(Dollars in thousands except per share amounts)

(Unaudited)

	Quarter ended			
Fiscal 2002	Mar. 31	Dec. 31	Sept. 30	June 30
Revenues	$420,855	$403,805	$372,952	$381,000
Interest expense	25,670	29,039	37,884	34,678
Net revenues	395,185	374,766	335,068	346,322
Non-interest expenses	319,261	307,762	284,090	286,979
Earnings before income tax provision	75,924	67,004	50,978	59,343
Income tax provision	29,827	25,916	20,588	23,982
Net earnings	$ 46,097	$ 41,088	$ 30,390	$ 35,361
Earnings per share:				
Basic	$ .70	$ .63	$ .47	$ .55
Diluted	.67	.60	.45	.52
Cash dividend per share	.10	.10	.10	.09
Stock price range:				
High	57.10	50.80	50.93	51.50
Low	48.36	38.35	34.25	38.06

As of May 28, 2002, the closing price of Legg Mason's common stock was $54.39.

	Quarter ended			
Fiscal 2001	Mar. 31	Dec. 31	Sept. 30	June 30
Revenues	$ 380,011	$ 393,656	$ 375,769	$ 386,817
Interest expense	41,266	44,571	45,865	43,687
Net revenues	338,745	349,085	329,904	343,130
Non-interest expenses	274,443	279,334	267,108	274,159
Earnings before income tax provision	64,302	69,751	62,796	68,971
Income tax provision	26,983	28,430	25,590	28,587
Net earnings	$ 37,319	$ 41,321	$ 37,206	$ 40,384
Earnings per share:				
Basic	$ .58	$ .65	$ .58	$ .63
Diluted	.55	.61	.55	.60
Cash dividend per share[1]	.09	.09	.09	.08
Stock price range:				
High	56.99	59.63	60.25	52.38
Low	40.15	42.88	47.63	35.13

[1] *Excluding $0.16 per share declared by Perigee Inc. prior to acquisition in quarter ended June 30, 2000.*

Legg Mason, Inc. Executive Officers

Raymond A. Mason
Chairman, President and Chief Executive Officer

Peter L. Bain
Executive Vice President

F. Barry Bilson
Senior Vice President

James W. Brinkley
Senior Executive Vice President

Charles J. Daley, Jr.
Senior Vice President and Treasurer

Mark R. Fetting
Executive Vice President

Richard J. Himelfarb
Senior Executive Vice President

Thomas P. Mulroy
Senior Vice President

Robert F. Price
Senior Vice President, General Counsel and Secretary

Robert G. Sabelhaus
Executive Vice President

Timothy C. Scheve
Senior Executive Vice President

Elisabeth N. Spector
Senior Vice President

Joseph A. Sullivan
Senior Vice President

Edward A. Taber III
Senior Executive Vice President

Corporate Data

Executive Offices
100 Light Street
Baltimore, Maryland
21202
(410) 539-0000

Form 10-K
Legg Mason's Annual Report on Form 10-K for fiscal 2002, filed with the Securities and Exchange Commission, is available upon request without charge by writing to Investor Relations at the Executive Offices of the Company.

Copies can also be obtained by accessing our website at www.leggmason.com

Independent Accountants
PricewaterhouseCoopers LLP
250 W. Pratt Street
Baltimore, Maryland
21201-2304

Transfer Agent
First Union National Bank
Equity Services
Group–1153
1525 West W.T. Harris Blvd., 3C3
Charlotte, North Carolina
28262-1153
(800) 829-8432

Common Stock
Shares of Legg Mason, Inc. common stock are listed and traded on the New York Stock Exchange (symbol LM). As of March 31, 2002, there were 2,008 holders of record of Legg Mason's common stock.

Legg Mason, Inc.
Offices

Legg Mason Wood Walker, Incorporated

ALABAMA
Birmingham
Huntsville
Mobile
Montgomery

CALIFORNIA
San Francisco

CONNECTICUT
New Haven
Norwalk

DELAWARE
Newark

DISTRICT OF COLUMBIA
Washington, D.C.

FLORIDA
Bay Hill
Bonita Springs
Lake Mary
Merritt Island
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Ponte Vedra Beach
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GEORGIA
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ILLINOIS
Chicago

LOUISIANA
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MASSACHUSETTS
Boston
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MINNESOTA
Minneapolis

MISSISSIPPI
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NEW HAMPSHIRE
Manchester

NEW JERSEY
Marlton
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NEW YORK
Buffalo
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New York
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OHIO
Cincinnati
Cleveland
Columbus
Dayton
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PENNSYLVANIA
Allentown
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Philadelphia
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York

RHODE ISLAND
Providence

SOUTH CAROLINA
Charleston
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TENNESSEE
Knoxville
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TEXAS
Austin
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Houston-Galleria

VIRGINIA
Alexandria
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Smithfield
Virginia Beach
Williamsburg

WEST VIRGINIA
Parkersburg
Wheeling

SWITZERLAND
Geneva

Howard Weil Division
New Orleans
Houston

Barrett Associates, Inc.
New York

Bartlett & Co.
Cincinnati
Indianapolis

Batterymarch Financial Management, Inc.
Boston
Singapore

Berkshire Asset Management, Inc.
Wilkes-Barre

Bingham Legg Advisers LLC
Boston

Brandywine Asset Management, LLC
Wilmington

Gray, Seifert & Co., Inc.
New York

Legg Mason Asset Management (Asia) Pte Ltd
Singapore

Legg Mason Capital Management, Inc.
Baltimore

LM Financial Partners, Inc.
Baltimore

Legg Mason Focus Capital, Inc.
Bala Cynwyd
Wayne

Legg Mason Fund Adviser, Inc.
Baltimore

Legg Mason Funds Management, Inc.
Baltimore

Legg Mason Investors Holdings plc
London

Legg Mason Limited
London
Madrid
Baltimore
Boston

Legg Mason Merchant Banking, Inc.
Baltimore

Legg Mason Real Estate Services, Inc.
Philadelphia
Orlando
Albany
Atlanta
Baltimore
Bethesda
Boston
Boca Raton
Charlotte
Jacksonville
Jericho
Miami Lakes
New York
Parsippany
Purchase
Radnor
Rochester
Tampa

Legg Mason Trust, fsb
Baltimore

Perigee Investment Counsel Inc.
Toronto
Montreal
Vancouver
Waterloo

Private Capital Management, L.P.
Naples

Royce & Associates, LLC
New York

Western Asset Management Company
Pasadena
Singapore

Western Asset Management Company Limited
London



LEGG MASON

Legg Mason, Inc.
100 Light Street,
Baltimore, Maryland 21202

www.leggmason.com